

the value of caring

investing in women's health

2011
annual report
the female health company

Financial Highlights



Net Revenues

In thousands


2011 $ 18,565
2010 $ 22,222
2009 $ 27,543
2008 $ 25,634
2007 $ 19,320

Net Income

In thousands


2011 $ 5,399
2010 $ 6,737
2009 $ 6,535
2008 $ 4,967
2007 $ 1,694

Unit Sales

In thousands


2011 32,873
2010 38,919
2009 40,193
2008 34,740
2007 25,900

	2011	2010	2009
Net Revenues	**$ 18,565**	$ 22,222	$ 27,543
Net Income	**5,399**	6,737	6,535
Net Income per Diluted Common Share	**0.19**	0.24	0.24
Selling, General and Administrative Expenses	**6,226**	6,425	7,006
Diluted Weighted Average Common Shares Outstanding	**28,971**	28,545	27,807

Years ended September 30 *In thousands, except per-share data*

Table of Contents

Letter to Shareholders

A message from O.B. Parrish, chairman and chief executive officer, The Female Health Company

Dear Shareholders:

We are pleased to contribute to HIV prevention, improving women's health and controlling rising health-care costs. The combination of continuing demand for female condoms and cost-effective results of FC2 programming creates a positive outlook for FY2012 and beyond.

It all adds up: the value of caring

As shown in the financial charts on the previous page, FY2011 was a challenging year due to the volatility in the timing and execution of public orders. Over the years, we've indicated that our business may vary significantly from quarter to quarter and FY2011 truly demonstrated the variability of timing of receipt of orders.

While demand for FC2 continued to increase, during the past year FHC experienced delays in two countries, the Republic of South Africa (RSA) and Brazil. FHC had announced earlier that these delays would negatively impact FY2011 results and once executed would positively impact FY2012 results.

The South African tender was for a range of up to 11 million units. In late November 2011, not long after the end of our fiscal year, FHC received an order for 5 million units. We believe we will receive additional orders from RSA in FY2012. The Brazil tender was for up to 20 million units. In mid-December 2011 we announced that the formal order for all 20 million units for Brazil to be delivered in FY2012 was received from the United Nations Population Fund. As a result the company has received actual orders against these tenders for 25 million units, which will impact FY2012.

Our company has worked for many years to help control unintended pregnancy and the spread of sexually transmitted infections, including HIV/AIDS. Our intent was and continues to be to contribute to overall programs that help women stay healthy—for themselves and their families. To demonstrate achievement of this goal, research is under way that indicates, in addition to helping to prevent HIV infections and improving women's health, FC2 prevention programs result in cost savings due to reduced public-health expenditures for medical treatment and care.

We are seeing in various programs around the world that investing in FC2 HIV/AIDS prevention programs is likely to reduce human suffering and improve women's health, as well as save public-sector funds.

Increasing rationale to focus on women's health

The demand for FC2 is increasing globally. HIV/AIDS remains the leading cause of death worldwide for females 15-44 years of age. More than 50 percent of all new HIV infections are among women, and approximately 80 percent of new infections are transmitted through heterosexual sex.

FC2 is now available in 121 countries, the consequence of continuing investments by the company throughout the world. The Global Advocacy for HIV Prevention issued in July 2011 a report that reviewed the total investment in HIV prevention care and treatment. Titled *Capitalization on Success: Investment in HIV Prevention R&D in 2010*, the report noted that FHC invested more than $1 million in female condom development and educational programming.

Momentum builds in US urban centers

Demand for FC2 in the United States is expanding. FHC city programs continued to gain momentum in 2011. Programs are ongoing in New York City, Chicago, San Francisco, Washington, DC, and Houston. For each city program, FHC provides education, training and related materials to broaden FC2 availability and improve strategies to prevent sexually transmitted infections. Such programs are solid and sustaining; as an example, after several years FC2 is now available at 609 locations in New York City.

As I write this letter, additional locations and enhancements to existing programs are being planned for Atlanta, Philadelphia, Los Angeles and Baton Rouge, and are expected to be operative in the first half of 2012. Our new online training (www.FC2training.com) helps providers learn the best ways to integrate FC2 into prevention programs and how to educate women on FC2 usage.

Summary of FY2011 financial results

A succinct overview of our most recent annual results:

- Net revenues for FY2011 were down 16 percent to $18.6 million.
- Gross margin totaled $9.9 million, or 53.1 percent of revenue.
- Operating expense totaled $6.6 million, down 23.4 percent from FY2010.
- Net income for FY2011 totaled $5.4 million, or $0.19 per share, vs. $6.7 million or $0.24 per share in FY2010.
- FHC recorded a tax benefit of $2.5 million based on our financial results and outlook.
- The company has $29.7 million in US federal, $15 million in state, and $68.5 million in UK tax-loss carry-forwards available as tax benefits in the future.

As reported earlier, FY2011 results were impacted by delays in significant orders that have now been executed and are expected to positively affect FY2012 results.

Dividends: Despite order-flow volatility, the company remained profitable, produced positive cash flow, continued its dividend program and remained debt-free. Through February 2012, FHC has paid nine consecutive quarterly dividends.

Based on feminization of the global HIV/AIDS pandemic, increasing demand for female condoms and the cost-effectiveness of FC2 prevention programs, we believe the outlook for FY2012 and long term is excellent. We are pleased to contribute to the prevention of HIV/AIDS, women's health and the reduction of health-care costs.

I thank you, our shareholders and employees through your support of FC2 and FHC, for your recognition of the value in participating in the commitment to women's health worldwide.

O.B. Parrish
Chairman and Chief Executive Officer
The Female Health Company



AIDS Walk, Chicago, 2011

FC2, now available in 121 countries, participates in the global effort of addressing women and girls' health and well-being.



This symbol signifies the product meets the quality, safety and efficacy standards established by regulatory agencies worldwide. This symbol will appear on every FC2 box and sachet sold throughout the world.

Integrated strategies to prevent HIV and improve women's health

Holistic approaches

UN favors expanded access to condoms

The UN High Level Meeting on AIDS in June 2011 expressed commitment to "expanding access to essential commodities, particularly male and female condoms."

Including female condoms is an important component as demand for female condoms continues to grow. The UN Population Fund recently documented the popularity of the female condom. According to a 2011 report, "For the fourth consecutive year, access to female condoms has increased dramatically, reaching a record number of 50 million...in 2009." [1]

In situations and in societies where women have little control over with whom and when they have sex, female condoms are especially important.

"Multiple studies and experience show that FC2 is valued by women and is also cost-effective," according to O.B. Parrish, FHC chairman and CEO. "The Female Health Company is pleased to provide FC2, and to partner with organizations worldwide to advance the cause of improved women's health."

FC2 is the only female condom approved by the US Food and Drug Administration and by the World Health Organization for distribution by UN agencies.

Today's donors expect charitable organizations to develop the most effective ways to achieve their goals. The current era of tight budgets—both public and private—continues. Global spending to fight AIDS, for example, has been constrained since 2007. As a result, philanthropists and governments are asking that their funds be allocated with great care to programs with specific goals and with capabilities to monitor measurable improvement.

Rather than treating each problem in isolation, a holistic approach is needed to accomplish multiple goals simultaneously. The High Level Meeting on AIDS, organized by the United Nations in June 2011, recognized the value of integrating the delivery of HIV and other key health and development services.

The US President's Emergency Plan for AIDS Relief (PEPFAR) has also acknowledged "no single intervention is efficacious enough to bring an HIV epidemic under control on its own." PEPFAR's five-year strategy focuses on increasing program sustainability and integration, and strengthening health systems.[2]

The FC2 female condom is an important part of what is working. As an example, on World AIDS Day, Dec. 1, 2011, the British Government pledged £5 million (approximately USD $7.8 million) for the purchase of female condoms to enhance reproductive health needs of women. The funds, which will be channeled through the UK Department of International Development to the UN Population Fund, are in addition to £35 million allocated for contraceptive supplies.

FHC programming aligned with global goals

The recent call for holistic approaches and greater integration among community organizations is aligned with actions the Female Health Company has taken for more than 20 years. FC2 is not designed for a narrow purpose, but is useful for preventing sexually transmitted infections, including HIV, and for family planning.

"For many years, our company has addressed broader issues relating to empowering women to protect themselves," Mary Ann Leeper, FHC senior strategic adviser, says. "FC2 enables women to take greater control of their health, and the approach we are taking to bring FC2 to women is well-aligned with the global emphasis on building integrated and sustainable health programs that address the health of women and girls."

[1] "HIV Prevention Gains Momentum: Successes in Female Condom Programming," UNFPA.
[2] "Guidance for the Prevention of Sexually Transmitted HIV Infections," PEPFAR, August 2011.



"For many years, our company has addressed broader issues relating to empowering women to protect themselves," Mary Ann Leeper, FHC senior strategic adviser, says. "FC2 enables women to take greater control of their health, and the approach we are taking to bring FC2 to women is well-aligned with the global emphasis on building integrated and sustainable health programs that address the health of women and girls."






female condoms4All
UAFC
joint programme
UAFC Joint Programme makes female condoms available, accessible and affordable for all
www.condoms4all.org

Top: FC2 samples and educational materials attract the attention of women attending the International Conference on Female Condoms in The Hague, Netherlands, Nov. 17-18, 2011.

Bottom (from left): Kiki Kalkstein and Emmanuel Kwaku Kyere-Diabour, representatives at the Netherlands conference; condom demonstration in Addis Ababa, Ethiopia, at the International Conference on AIDS and STIs in Africa, Dec. 4-8, 2011; UAFC poster advocates condoms for all.

FC2 introductions in US cities

Reaching out in the US

Case Study: Washington, DC

Washington, DC, continues to face the challenge of reducing its high rate of HIV infection, which is 3.2 percent of residents.

As part of a national HIV study, the District of Columbia's Department of Health in 2009 documented high rates of people with HIV among heterosexuals, along with high numbers of concurrent sexual relationships. Researchers also saw low rates of study participants' recognition of partner HIV status and low rates of condom use.

"What we saw was a prescription for infection: high prevalence and low condom use," according to Michael Kharfen, bureau chief for partnerships, capacity building and community outreach in the DC Department of Health.

Kharfen, whose work focuses on reducing rates of HIV/AIDS, hepatitis, sexually transmitted diseases and tuberculosis in the District, noted that the 2009 statistics showed a higher rate of HIV prevalence among women than men, reflecting "challenges women face, particularly with respect to condom negotiation."

To reduce infection rates, the District and the Washington AIDS Partnership have implemented a number of outreach programs, one of which is the Female Condom Initiative.

FC2 is becoming increasingly familiar to women and men across the United States due to innovative programs occurring throughout the year.

FHC initiated a key city outreach and education program, working with city departments of health and not-for-profit agencies. To date, major programs are ongoing in New York City, Washington, DC, and San Francisco. Houston and Chicago also have initiated FC2 outreach programs.

Outreach efforts exceed expectations in US capital city

The Female Condom Initiative in DC is one of the most comprehensive FC2 programs in the United States. Preliminary research indicates the program is helping to save the District money and increasing awareness of FC2, a prevention method whose use a woman can initiate.

A detailed cost-effectiveness study is under way, and utilization research is also being conducted to shed light on when FC2 is being used and how people feel about using it.

Multiple community organizations are participating

The program has reached many more people than originally anticipated. An initial goal was to reach out to 10,000 residents, and program participants reached out to nearly three times that many (28,000) in the first year.

"It's been a much bigger project than we thought it would be," says Sarah M. Gaudreau, project director, "and it's been much more exciting."

What expanded the initial scope of the program was the realization that people needed more information about female anatomy and how to use FC2. Messages have been tailored to reach young women as well as mature women, and to men and women of different races and ethnic groups.

Program organizers agreed that marketing messages needed to be appealing. Organizers launched the www.DCDoinIt.com website, and created posters such as "Get turned on to it" to educate people about FC2.

Entertaining while educating

The initiative has succeeded due to support from multiple community organizations, including Calvary Healthcare, Metro TeenAIDS, Our Place DC, Planned Parenthood of Metropolitan Washington and The Women's Collective.


Join
FC2 Research Stud

Top: Members of The Women's Collective in Washington, DC, have been actively involved in the Female Condom Initiative. From left to right: Community Health Worker Sabrina Heard, HIV/STD Testing Coordinator June Pollydore and Policy and Advocacy Coordinator Tinselyn Simms-Hall.

Bottom: DC's Doin' It poster outlines the work of multiple community organizations.


FEMALE CONDOM
DC'S DOIN' IT:
Expanding Access to FC2 and Changing the Face of Prevention in the District of Columbia
What's Happen in DC
In Washington, DC, a city with an HIV prevalence rate of 3%, women accounted for 30% of reported HIV/AIDS cases.
Data from the last National HIV Behavioral Surveillance conducted among heterosexuals in DC showed that while 70% of participants reported being in a 'committed' relationship, 45% reported having sex outside that relationship and more than 70% did not use condoms. 60% of the participants in this study were women.
Distributed 265,478 female and male condoms to 383 sites in throughout the DC area
63% knowledge increase about HIV, STIs, pregnancy prevention, female sexual body parts, how the FC2 works and benefits
Currently in Year 2 of project
What's We Now Know!!!
FC2 education is essential to increase usage in the community.
Peer based education in the faith community is important in reaching women in the faith-based setting.
FC2 outreach must include men.
Creative strategies for promoting pleasure are important!
CAVALRY HEALTHCARE:
Power, Protection & Pleasure
- Women of Color
- Faith Community
- Women intimate partners who are currently Incarcerated or recently released
- Women in substance abuse treatment and recovery
- Outreach & distribution to non-traditional venues such as Beauty Salons, Laundromats, Places of Worship, etc...
- FC2 fun-filled role playing and demonstration sessions that highlight Women empowerment, Protection, & Pleasure!!!
- Train and Educate Hair Stylist on FC2 and HIV, so they can educate their clients
Over 17,000 FC2's distributed
For when he's into you.
The Women's Collective
Women and Girls of Color
Safer Sex Parties - the gathering of female social networks that resemble traditional "pleasure parties" that serve to educate women on the importance of practicing safer sex and the power of female condom
Community Leader Training - placing condoms in non-traditional distribution sites (ex. restaurants, barber shops, tattoo parlors, etc...) and training staff at those sites on how to use the FC2 to assist them in teaching others
Vagina - a characterization of the female genital that leads safer sex parties and teaches women about their female reproductive system in a funny and culturally appropriate way to increase confidence in their ability to use the female condom
Over 50,000 FC2's distributed
Women Collective
Twitter: @weRtwc
Website: www.womenscollective.org
the women's collective
Adolescents 14-24
Get turned on to it.
www.DCDoinIt.com
By using a popular dance genre called "Beat your Feet", we are able to attract more than 100 youth at a time to an event and have a popular radio host (Tony Redz) talk about the product (The New FC2) and explain how to use it. Participants would try to incorporate Dance moves that simulate condom usage that creates conversation around the new product.
Over 3,500 FC2's distributed
WHO'S GOT MOVES
PLANNED PARENTHOOD
Ophelia Egypt Program Center
Twitter: @PPMW_connected

Sabrina Heard, a community health worker with The Women's Collective (TWC), sets a distinctive mood for her presentations. She demonstrates how to use FC2 and distributes free samples while encouraging women to speak up about what they want and how they want to be protected from sexually transmitted diseases (STDs).

"The training our organization developed has gotten great reviews from a number of agencies that are educating women about female condoms," notes June Pollydore, the HIV/STD testing coordinator for TWC.

At Calvary Healthcare, Executive Director Katitia Pitts says she "makes the training as fun as possible. We highlight the pleasure side because being responsible is a serious thing, but we also talk about the added benefits."

Calvary Healthcare counsels and holds support group meetings for people at high risk for HIV/AIDS, including people with substance-abuse problems, men transitioning out of prison and the women who are involved with them.

Offering music and dance to appeal to young people

At Planned Parenthood of Metropolitan Washington, Director for Outreach and Program Services Irwin Royster has helped make his group's office a central location for young people east of the Anacostia River. "Beat Ya Feet" dance competitions[1] have attracted hundreds of kids, who have fun dancing at the Planned Parenthood community center, and take time to learn about protecting themselves from sexually transmitted diseases, including HIV.

Condoms, both male and FC2, are included along with educational materials. Many of the high school kids have smartphones and launch the messages into cyberspace. Uploads of "Beat Ya Feet" excerpts have received more than 1,000 "hits" on YouTube, providing further evidence that the word about FC2 is spreading.

Seeing a larger picture

The Female Condom Initiative has opened up broader discussions than expected. Sex education, female anatomy, re-evaluating gender norms and considering ways to strengthen the family are topics that come up in discussions because they are on the minds of community members.

"Teen pregnancy is a deeply rooted problem," Royster notes. "When a girl is getting pregnant at age 14 or 15, is it a lack of love, a sign of a family out of balance? We need to find the answers so these kids aren't looking for love in all the wrong places."

The initiative "has been a great way for our organization to begin a dialogue that we did not have before," Pitts says. Kharfen concurs: "What we're seeing is a new level of conversation between partners."

Materials developed for the DC program, Gaudreau notes, have helped other US cities launch their own programs by creating themes and posters that can be adapted to reach distinct populations.

Female Condom Coalition is formed

The National Female Condom Coalition emerged in late October through the dedication of representatives from female condom campaigns in eight US cities. Nearly 50 representatives converged in Washington, DC, to adopt an organizational mission: "to increase awareness, availability and the use of female condoms through education, advocacy and collaboration."

The coalition evaluated city efforts to date and discussed collaboration to maximize exposure to female condoms. Multiple work groups plan to develop social media and press strategies, program toolkits, publications and presentations. Coalition priorities include bridging family planning and HIV movements through female condom advocacy, increasing access and affordability, promoting improved branding and marketing and educating the public in appealing ways about female condoms.

[1] For an example: http://www.youtube.com/watch?v=0XPL34LzG3s



"...Later in life these young people are going to expose themselves to HIV in a city with a rate about 3 percent. We are trying to make the female condom as familiar to them as the male condom," says Irwin Royster.


DC's Doin' It!
Designed to please, the new FC2 gives women and men another choice for protection when having sex.
What You Should Know...
Find FC2s at CVS/pharmacy


DC'S DOIN' IT:
Calvary
protection is
pleasure &
power

Clockwise from top: Enthusiastic audience at Beat Ya Feet Battle "Whose Got Moves"; DC's Doin It! website; frame from video of Beat Ya Feet, demonstrating FC2 with DJ Tony Redz of WPGC radio, 95.5 FM; Katitia Pitts of Calvary Healthcare.


The Beat Yo Feet Kingz are Safe in the Streetz!!
SafeInTheStreetz
Subscribe
124 videos
drug-free youth...
It's about families
and caring adults
Get turned
on to it
SAFE IN THE
WWW.SAFEINTHESTREETZ.ORG
1:49 / 5:31

San Francisco on Valentine's Day

The San Francisco Department of Public Health coordinated a creative city-wide launch of FC2 with multiple community partners on Valentine's Day. The city program has sustained momentum throughout the year, with scores of people trained and more than 30,000 FC2 Female Condoms distributed by year-end.

City buses carried posters with the theme "Get Turned On To It," one of multiple catchy slogans and taglines, including "It doesn't always have to be up to him," which drew attention to FC2. Posters, public service announcements and how-to guides have been tailored to reach sexually active women, heterosexual couples, men who have sex with men, and members of the transgender community.

Jacqueline McCright, community-based STD services manager with the San Francisco Department of Public Health, says that FC2, compared with its predecessor, FC1, "is an easy sell once we talk about it and present all of the good things about it. People are enthusiastic and ready to try it."

The San Francisco website, www.fc2sf.org, includes a link of sites where FC2 is available, as well as listing "Top Ten Reasons to LOVE the FC2!"

FC2 "is an easy sell once we talk about it and present all of the good things about it. People are enthusiastic and ready to try it."

– Jacqueline McCright
STD services manager
San Francisco Department
of Public Health

Reaching out to more

New York City is widely acknowledged as a pioneer when it comes to well-organized condom-distribution programs. It was one of the first large US cities to initiate a broad and committed program to provide FC2. The Department of Health initated education programs for its providers and outreach programs for women and girls that it serves. Education on how best to talk about FC2 and the correct way to use FC2 are highlighted in its programs. FC2 is now available at 609 locations across all five of the city's boroughs. NYC has the advantage of having strong support from government leaders and a strong social-media presence (more than 17,500 "likes" on Facebook as of the end of 2011). A condom-finder "app" for smartphones guides users to the nearest location offering free condoms (male and female). The city also holds training sessions in advance for leaders in locations that will receive FC2, so providers are well prepared to talk to clients about female condoms.

Other cities planning FC2 introductions include Philadelphia, Atlanta and Los Angeles. These cities are modeling their programs on the successful outcomes of DC, NYC and San Francisco.

State activities

Programs, conferences and workshops on the effective introduction and use of FC2 occurred in Arizona, Florida, Georgia, Louisiana and Illinois.


fc2
When He's Into You
THE NEW FC2
FOR WHEN HE'S INTO YOU!

Top Ten Reasons to LOVE the FC2!

1. Thinner material = increased sensation
2. Softer inner ring to stimulate him
3. Flexible outer ring hits the spot
4. Warms up to body temperature
5. Doesn't always have to be up to him
6. Can be worn up to six hours
7. Hypoallergenic
8. More affordable
9. Increased security = increased intimacy
10. Designed for the pleasure of both of you!


UNIVERSITY OF
VAGINAL WELLNESS
V


female



Clockwise from top left: San Francisco website and Top Ten Reasons to Love the FC2; Judy Palmore with FHC's Rebecca Bouck at the American College Health Association annual meeting in Phoenix; web page for Chicago activities; classroom training in Houston; representatives of the Department of Public Health STD and HIV Prevention Sections get on the bus for the San Francisco launch.


Get Turned
On To It.
It doesn't
always have to
him.

Providing well-targeted SUPPORT

Global programming

Paper Doll Campaign raises awareness of demand for female condoms

Prior to her joining SUPPORT in September 2011, Van Mens helped develop the Paper Doll Campaign, organized by the Universal Access to Female Condoms (UAFC) Joint Program. UAFC organized a worldwide competition for the highest number of paper dolls completed by any one country, with Cameroon being named the winner.


My name
is Sonia

Hundreds of the paper dolls were displayed in The Hague, Netherlands, in November 2011. Looking closely, each doll includes a hand-written message from men and women in Africa, Asia, Europe and the Americas. The exhibition was also displayed at the UN General Assembly Special Session in New York City in June 2011, attended by UN delegates and representatives of global public-sector advocacy agencies.

Bringing about sustained improvement in reproductive health requires a comprehensive approach. FHC's SUPPORT team partners with other organizations throughout the world to implement effective programs—to reduce sexually transmitted infections (STIs) and promote reproductive health—that are tailored to appeal to women in each country.

Lucie van Mens, director of FHC program development and SUPPORT, has finalized a strategic plan designed for optimal results in 2012 and beyond. Program development, combined with hands-on guidance by in-country SUPPORT consultants, will work with national Ministry of Health offices to initiate sustainable outreach prevention programs that include FC2.

A SUPPORT priority for 2012 is to adapt the new FC2 online training, originally developed for US audiences. The online program will be translated into French, Portuguese and Spanish with appropriate modifications for country-specific use. Online training, which takes roughly an hour depending on Internet-connection speeds, will further extend FHC's global reach.

Members of the SUPPORT team are based on multiple continents and partner with a wide range of organizations, including the UN Population Fund, additional UN agencies, as well as Population Services International, country governments, and organizations such as the Society for Women and AIDS in Africa, and the Young Women's Christian Association.

Integrating FC2 into family planning and STI-reduction programs

SUPPORT offers to help local organizations throughout the world plan and implement programs that integrate FC2 into ongoing programs, not only for prevention of HIV and other STIs, but also for family planning. The programs take a holistic approach for helping women and girls with sexual health issues as part of their whole well-being.

SUPPORT uses a train-the-trainer approach to spread the message efficiently and effectively. Train-the-trainer sessions are typically held in person with health care providers, community-based distributors and influential peer educators, who cascade key messages to people in their villages and cities. Providers pass along the information about FC2 and female health to people they counsel in medical offices or at locations such as hair salons, community meetings and in churches.

Peer educators and trusted service providers have a strong effect on individual decisions to use FC2. Research studies, for example, have shown that individuals most likely to use and continue using female condoms are those with access to community outreach programs, such as those that SUPPORT helps to establish and sustain. Person-to-person instruction will continue, but be supplemented and refreshed with the option of online training.



"Girls and women remain vulnerable to HIV, and we have to summon the courage and political will to empower and protect them. We have to invest in practical tools that women can use to protect themselves, such as the female condom."[1]

– Dr. Babatunde Osotimehin
Executive Director
UN Population Fund

[1] Quote from press release in August 2011 to announce the report, "Empowering women to protect themselves: Successes in female condom programming," www.unaids.org/en/resources/presscentre.




Support
Instruções para o uso do Preservativo Feminino FC2
LEMBRETE DO PRESERVATIVO FEMININO
FEMALE CONDOM IN NIGERIA


FC2 female condom: All about
FC2 female condom: All about
FC2 female condom: All about
FC2 female condom: All about
FC2 female condom: All about

Top: Marilena of El Salvador describes opportunities and challenges introducing female condoms at a CHANGE workshop in Central America.

Bottom (from left): FHC's Lucie van Mens poses with Sylvana Lubova, originally from Tanzania, modeling a creative FC2 garment; selection of SUPPORT education materials; frames from the animated "FC2—All About Pleasure" video.

Branding reinforces commitment to quality

A company you can trust

The Female Health Company has initiated an FC2 logo that will go on every sachet and box that holds the FC2 Female Condom. This policy will help FC2 gain attention on retail shelves and reassure consumers that the product in the box or sachet is FC2, manufactured by FHC and established by regulatory agencies worldwide as safe and effective.

For US retail shelves, FHC is transitioning to a new design for packaging (see photo below) for three-packs. The more colorful packaging, compared to the current packaging with a white background, will compete visually with a diverse selection of male condoms stocked on retail shelves.

"Creating a stronger visual identity will help to attract attention and to reassure people about our company's quality and FC2 product reliability," says FHC chief financial officer Donna Felch. "We're a company they can trust and we produce a product they can trust."

Quality assurance plays as important role in FC2 production. The manufacturing process is subject to periodic inspections by the US Food and Drug Administration, as well as a UK-based Notified Body, which is responsible for accreditation by the Council of Europe and the International Organization for Standardization.

Publication of the international standard specifically for female condoms occurred in 2011, and FC2 is in compliance with this new standard.

Mike Pope, FHC vice president of global operations, noted FC2 continues to be the only female condom cleared by the World Health Organization for purchase by UN agencies.


CONTAINS 3 CONDOMS
FC2

Financial Review

"Creating a stronger visual identity will help to attract attention and to reassure people about our company's quality and FC2 product reliability. We're a company they can trust and we produce a product they can trust."

– Donna Felch
The Female Health Company
Chief Financial Officer


ASK ME ABOUT FC2!

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995

The statements in this report which are not historical fact are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this report include the outlook for the year ending September 30, 2012. Forward-looking statements can also be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "could," "expect," "intend," "may," "opportunity," "plan," "predict," "potential," "estimate," "will," "would" or the negative of these terms or other words of similar meaning. These statements are based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, and are made as of the date of this report. The Company assumes no obligation to update any forward-looking statements contained in this report as a result of new information or future events, developments or circumstances. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual results and future developments could differ materially from the results or developments expressed in, or implied by, these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following: product demand and market acceptance; competition in the Company's markets and the risk of new competitors and new competitive product introductions; the Company's reliance on its international partners in the consumer sector and on the level of spending on the Female Condom by country governments, global donors and other public health organizations in the global public sector; the economic and business environment and the impact of government pressures; risks involved in doing business on an international level, including currency risks, regulatory requirements, political risks, export restrictions and other trade barriers; the Company's production capacity, efficiency and supply constraints; and other risks detailed in the Company's press releases, shareholder communications and Securities and Exchange Commission filings, including the Company's Form 10-K for the fiscal year ended September 30, 2011. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

Selected Financial Data

The data set forth below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing in this report. The Consolidated Statement of Operations Data for the years ended September 30, 2011, 2010 and 2009, and the Consolidated Balance Sheet Data as of September 30, 2011 and 2010, are derived from the Consolidated Financial Statements included elsewhere in this report. The Consolidated Statement of Operations Data for the years ended September 30, 2008 and 2007, and the Consolidated Balance Sheet Data as of September 30, 2009, 2008 and 2007, are derived from Consolidated Financial Statements that are not included in this report. The historical results are not necessarily indicative of results to be expected for future periods.

Consolidated Statement of Operations Data

Years Ended September 30	2011	2010	2009	2008	2007
(In thousands, except per share data)					
PRODUCT SALES	$ 18,516	$ 22,188	$ 27,383	$ 25,528	$ 19,320
ROYALTY INCOME	49	34	160	106	–
NET REVENUES	**18,565**	**22,222**	**27,543**	**25,634**	**19,320**
COST OF SALES	8,700	9,297	14,026	14,904	12,164
GROSS PROFIT	**9,865**	**12,925**	**13,518**	**10,730**	**7,156**
OPERATING EXPENSES:					
Advertising and promotions	333	220	191	224	180
Selling, general and administrative	6,226	6,425	7,006	7,038	5,864
Research and development	11	0	106	284	209
Restructuring costs	–	1,930	1,497	–	–
Total Operating Expenses, Net	6,570	8,576	8,800	7,546	6,253
OPERATING INCOME	**3,295**	**4,349**	**4,718**	**3,184**	**903**
NON-OPERATING (EXPENSE) INCOME:					
Interest and other (expense) income	(2)	29	56	53	36
Foreign currency transaction (loss) gain	(61)	(154)	276	967	(70)
Total Non-operating (Expense) Income	(63)	(125)	332	1,020	(34)
INCOME BEFORE INCOME TAXES	3,232	4,224	5,050	4,204	869
Income tax benefit	(2,167)	(2,513)	(1,485)	(763)	(825)
NET INCOME	**5,399**	**6,737**	**6,535**	**4,967**	**1,694**
Preferred dividends, Class A, Series 1	–	–	–	8	11
Preferred dividends, Class A, Series 3	–	–	80	129	150
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 5,399	$ 6,737	$ 6,456	$ 4,829	$ 1,533
NET INCOME PER BASIC COMMON SHARE OUTSTANDING	$ 0.20	$ 0.25	$ 0.25	$ 0.18	$ 0.06
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	27,287	26,981	25,652	26,116	24,952
NET INCOME PER DILUTED COMMON SHARE OUTSTANDING	$ 0.19	$ 0.24	$ 0.24	$ 0.18	$ 0.06
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	28,971	28,545	27,807	27,983	26,399
CASH DIVIDENDS DECLARED PER SHARE	$ 0.20	$ 0.15	$ 0.00	$ 0.00	$ 0.00

Consolidated Balance Sheet Data

Years Ended September 30	2011	2010	2009	2008	2007
(In thousands)					
Cash and cash equivalents	$ 4,313	$ 2,919	$ 2,810	$ 1,922	$ 799
Restricted cash	5	5	105	212	86
Working capital	7,454	9,853	9,209	9,249	7,172
Total assets	19,443	18,368	18,540	13,831	11,194
Accumulated deficit	(44,697)	(44,544)	(47,143)	(53,599)	(58,428)
Long-term obligations	209	145	192	1,090	1,355
Total stockholders' equity	$ 16,753	$ 16,132	$ 12,954	$ 9,709	$ 7,447

Overview

The Female Health Company manufactures, markets and sells the FC2 Female Condom. FC2 is the only currently available product under a woman's control and approved by the U.S. Food and Drug Administration (FDA) that provides dual protection against unintended pregnancy and sexually transmitted infections ("STIs"), including HIV/AIDS.

In 2005, the Company introduced a second generation Female Condom, FC2, which had been developed to:

1. Expand access to female-initiated prevention by offering a more affordable product
2. Increase HIV/AIDS prevention
3. Lower health care costs
4. Increase gross margins

In August 2006, after a stringent technical review, the World Health Organization (WHO) cleared FC2 for purchase by U.N. agencies. The first substantial sales of FC2 occurred in fiscal 2007. FC2 received FDA approval as a Class III medical device on March 10, 2009, and became available in the United States in August 2009. In addition to FDA approval, the FC2 Female Condom has been approved by other regulatory agencies, including in the European Union, India and Brazil.

In October 2009, the Company completed the transition from its first generation product, FC1, to its second generation product, FC2, and production of FC1 ceased. Although FC1 production has ceased, the Company retains ownership of certain worldwide rights to FC1, as well as various patents, regulatory approvals and other intellectual property related to FC1.

From its introduction in March 2007 through September 30, 2011, approximately 109 million FC2 Female Condoms have been distributed in 120 countries. Since the last shipments of FC1 were produced and sold in October 2009, all units sold have been FC2.

The FC2 Female Condom provides women dual protection against STIs (including HIV/AIDS) and unintended pregnancy. Because FC2's primary usage is that of disease prevention, the public health sector is the Company's main market. Within the public health sector, various organizations supply critical products such as FC2, at no cost or low cost, to those who need but cannot afford to buy such products for themselves.

FC2 is currently available in 120 countries. A significant number of countries with the highest demand potential are in the developing world. The incidence of HIV/AIDS, other STIs and unwanted pregnancy in these countries represents a remarkable potential for significant sales of a product that benefits some of the world's most underprivileged people. However, conditions in these countries can be volatile and result in unpredictable delays in program development, tender applications and processing orders.

The Company has a relatively small customer base, with a limited number of customers who generally purchase in large quantities. Over the past few years, major customers have included large global agencies, such as the United Nations Population Fund (UNFPA) and the United States Agency for International Development (USAID), through its facilitator, John Snow, Inc. Other customers include ministries of health or other governmental agencies, which either purchase directly or via in-country distributors, and non-governmental organizations.

Purchasing patterns vary significantly from one customer to another, and may reflect factors other than simple demand. For example, some governmental agencies purchase through a formal procurement process in which a tender (request for bid) is issued for either a specific or a maximum unit quantity. Tenders also define the other elements required for a qualified bid submission (such as product specifications, regulatory approvals, clearance by WHO, unit pricing and delivery timetable). Bidders have a limited period of time in which to submit bids. Bids are subjected to an evaluation process which is intended to conclude with a tender award to the successful bidder. The entire tender process, from publication to award, may take many months to complete. Administrative issues, politics, bureaucracy, process errors, changes in leadership, funding priorities and/or other pressures may delay or derail the process and affect the purchasing patterns of public sector customers. As a result, the Company may experience significant quarter-to-quarter sales variations due to the timing and shipment of large orders.

In the past couple years, the Company's business model, which includes high gross margins, modest capital expenditures and low expense requirements compared to production volumes, has permitted the Company to sustain profitable operations without debt and maintain dividend payments during periods of delayed orders. Continuation of these accomplishments in the future periods will be contingent on a number of factors, including the degree and period of sales volatility and the strength of global demand for the Company's product.

During fiscal 2011, the Company's unit shipments, revenues and net income were adversely affected by bureaucratic delays and other timing issues involving the receipt and shipment of large orders from Brazil and the Republic of South Africa (RSA). In November 2011, the Company received an order from the RSA Department of Health for 5 million units of FC2 for delivery as soon as possible. Shipments against the

Management's Discussion and Analysis

order will begin prior to the end of the calendar year. With respect to the Brazil tender for up to 20 million units, the Company has been advised by UNFPA that an order will be placed through UNFPA. The Company anticipates that the RSA order, any additional orders that may be received from RSA and the order expected from UNFPA with respect to the Brazilian tender will positively impact results for fiscal 2012.

Revenues. Most of the Company's revenues have been derived from sales of the FC Female Condoms (FC1 and FC2), and are recognized upon shipment of the product to its customers. Since fiscal 2008, revenue is also being derived from licensing its intellectual property to its exclusive distributor in India, Hindustan Lifecare Limited (HLL). HLL is authorized to manufacture FC2 at HLL's facility in Kochi, India, for sale in India. HLL is the Company's exclusive distributor in India and the Company receives a royalty based on the number of units sold by HLL in India. Such revenue appears as royalties on the Audited Consolidated Statements of Income for the years ended September 30, 2011, 2010 and 2009, and is recognized in the period in which the sale is made by HLL.

The Company's strategy is to further develop a global market and distribution network for its product by maintaining relationships with public health sector groups and completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise.

The Company's most significant customers are either global public health sector agencies or those who facilitate their purchases and/or distribution. The Company's two largest customers currently are John Snow, Inc., facilitator of USAID I DELIVER project, and UNFPA. John Snow, Inc. accounted for 26 percent of unit sales in fiscal 2011, 33 percent of unit sales in fiscal 2010 and 34 percent of unit sales in fiscal 2009, and UNFPA accounted for 25 percent of unit sales in fiscal 2011, 33 percent of unit sales in fiscal 2010 and 34 percent of unit sales in fiscal 2009. No other single customer accounted for more than 10 percent of unit sales in fiscal 2011, 2010 or 2009.

Because the Company manufactures FC2 in a leased facility located in Malaysia, a portion of the Company's operating costs are denominated in foreign currencies. While a material portion of the Company's future sales are likely to be in foreign markets, all sales are denominated in U.S. dollars. In July 2009, the Company contributed capital to a subsidiary to reduce its exposure to future currency gains or losses between the entities. Effective October 1, 2009, the Company's U.K. and Malaysia subsidiaries adopted the U.S. dollar as their functional currency, further reducing the Company's foreign currency risk.

While our second generation product, FC2, is sold at a lower price per unit than FC1 was sold, FC2 is less costly to produce than was FC1. As a result, sales of FC2 have a higher gross margin than FC1. Thus, the transition to sales of solely FC2 impacted both net revenues and gross profit.

Expenses. The Company previously manufactured FC1 at a facility located in the United Kingdom and manufactures FC2 at its facility located in Selangor D.E., Malaysia. The Company's cost of sales consists primarily of direct material costs, direct labor costs and indirect production and distribution costs. Direct material costs include raw materials used to make the female condoms, principally polyurethane for FC1 and nitrile polymer for FC2. Indirect product costs include logistics, quality control and maintenance expenses, as well as costs for helium, nitrogen, electricity and other utilities. All of the key components for the manufacture of the FC2 Female Condom are essentially available from multiple sources.

On August 5, 2009, the Company announced to its U.K. employees that the Company was evaluating the future of its U.K. facility following the decision of two of its largest customers to switch their purchases from the first generation product, FC1, manufactured in the U.K. facility, to the second generation product, FC2, which is manufactured in Malaysia. As is required by British labor law, the Company went through an evaluation process, working in tandem with employee representatives, in which various manufacturing alternatives were considered. As the Company was unable to identify a satisfactory alternative, the facility's manufacturing operations ceased in October 2009. In fiscal 2009, the Company incurred a one-time charge of approximately $1.5 million for restructuring costs, including redundancy payments to terminated employees and associated expenses related to the cessation of FC1 manufacturing at its U.K. facility. The evaluation process, which began on August 5, 2009, concluded late in November 2009, when employees received their redundancy payments. The cash portion of the restructuring costs was funded internally. In fiscal 2010, the Company incurred a one-time charge of $1.9 million for restructuring expenses related to exiting the lease of its former U.K. manufacturing facility.

Fiscal Year Ended September 30, 2011, Compared to Fiscal Year Ended September 30, 2010

Operating Highlights. The Company's net revenues have been reduced as a result of lower unit sales, primarily due to delays in two large orders. The Company had net revenues of $18,565,102 in the fiscal year ended September 30, 2011, compared to $22,221,955 in the fiscal year ended September 30, 2010. The Company's fiscal 2011 unit sales were 16 percent lower than fiscal 2010 due to reduced sales volume. The average sales price of FC2 decreased 1 percent from fiscal 2011 to fiscal 2010.

The Company generated cash flow from operations of $6,968,054 for fiscal 2011, compared to $3,991,855 for fiscal 2010.

The Company had net income attributable to common stockholders of $5,399,051, or $0.19 per diluted share, in fiscal 2011 compared to net income attributable to common stockholders of $6,737,078, or $0.24 per diluted share, in fiscal 2010.

The Company continued to pay quarterly dividends of $0.05 per share and remains debt free.

Results of Operations. The Company had net revenues of $18,565,102 and net income attributable to common stockholders of $5,399,051, or $0.19 per diluted share, in fiscal 2011 compared to net revenues of $22,221,955 and net income attributable to common stockholders of $6,737,078, or $0.24 per diluted share, in fiscal 2010.

Net revenues decreased $3,656,853, or 16 percent, in fiscal 2011 over the prior fiscal year as a result of lower unit sales, primarily due to delays in two large orders. In fiscal 2011 and fiscal 2010, net revenues included royalties of $49,011 and $33,863, respectively, earned from licensing intellectual property to the Company's exclusive distributor in India, HLL.

Gross profit decreased $3,059,629, or 24 percent, to $9,865,190 in fiscal 2011 from $12,924,819 in fiscal 2010. Gross profit as a percentage of net revenues decreased to 53 percent in fiscal 2011 from 58 percent in fiscal 2010. The decrease in gross profit was the result of lower unit sales which reduced the absorption of fixed overhead costs.

Cost of sales decreased $597,224, or 6 percent, to $8,699,912 in fiscal 2011 from $9,297,136 in fiscal 2010. The decrease is due to lower volume.

Advertising and promotional expenses increased $112,583 to $332,764 in fiscal 2011 from $220,181 in fiscal 2010. The increase is due to the expanded introduction of FC2 into public health sector prevention programs in various U.S. cities.

Selling, general and administrative expenses decreased $199,020 to $6,226,155 in fiscal 2011 from $6,425,175 in fiscal 2010. The decrease was due to a reduction in selling and marketing expenses and lower consulting fees somewhat offset by higher legal fees and stock compensation expenses.

Research and development costs increased $10,548 to $10,929 in fiscal 2011 from $381 in fiscal 2010, reflecting the fees related to the FC2 shelf life extension recently granted by the FDA.

In fiscal 2010, the Company incurred a one-time charge of $1,929,922 for restructuring expenses related to exiting the lease of its former U.K. manufacturing facility. Included in that amount are lease surrender payments, excess capacity costs, and dilapidation expenses, partially offset by the proportionate recognition of deferred gain on the original sale/leaseback of the plant. There were no restructuring related costs in fiscal 2011.

Total operating expenses decreased $2,005,811 to $6,569,848 in fiscal 2011 from $8,575,659 in fiscal 2010. The reduction resulted primarily from the lack of one-time restructuring costs and reduced selling and marketing costs, somewhat offset by higher legal fees and stock compensation expenses.

The Company's operating income decreased $1,053,818 to $3,295,342 in fiscal 2011 from $4,349,160 in fiscal 2010. That reduction was the result of lower unit sales.

The Company recorded non-operating expense of $63,367 in fiscal 2011 compared to non-operating expense of $125,028 in fiscal 2010. The reduction was the result of a reduced foreign currency loss of $61,258 in fiscal 2011 versus a foreign currency loss of $154,196 in fiscal 2010.

An entity is able to recognize a tax benefit for current or past losses when it can demonstrate that the tax loss carryforward will be utilized before expiration. Management believes that the Company's recent and projected future growth and profitability have made it more likely than not that the Company will utilize a portion of its net operating loss carryforwards in the future. The Company recorded a deferred tax benefit in the amount of $2.5 million (gross tax benefit) during the year ended September 30, 2011, compared to $2.7 million for the year ended September 30, 2010, as a result of the decrease in the valuation allowance on these assets.

Fiscal Year Ended September 30, 2010, Compared to Fiscal Year Ended September 30, 2009

Operating Highlights. The Company's net revenues have been reduced by the transition to FC2, which is sold at a price approximately 30 percent lower than FC1. The Company had net revenues of $22,221,955 in the fiscal year ended September 30, 2010, compared to $27,543,341 in the fiscal year ended September 30, 2009. The Company's fiscal 2010 unit sales were 3 percent lower than fiscal 2009 due to low third quarter sales volume resulting from delays in receipt of two large orders. FC2 comprised about 98 percent of unit sales in fiscal 2010 compared to 51 percent in fiscal 2009. The shift in product mix positively impacted gross margin, which increased to 58 percent in fiscal 2010, from 49 percent in fiscal 2009. The average sales price of FC2 decreased 4 percent from fiscal 2009 to fiscal 2010.

The Company generated cash flow from operations of $3,991,855 for fiscal 2010, compared to $5,747,114 for fiscal 2009. This included restructuring payments of $3.6 million and $0.3 million in fiscal 2010 and fiscal 2009, respectively

The Company had net income attributable to common stockholders of $6,737,078, or $0.24 per diluted share, in fiscal 2010 compared to net income attributable to common stockholders of $6,455,662, or $0.24 per diluted share, in fiscal 2009.

Results of Operations. The Company had net revenues of $22,221,955 and net income attributable to common stockholders of $6,737,078, or $0.24 per diluted share, in fiscal 2010 compared to net revenues of $27,543,341 and net income attributable to common stockholders of $6,455,662, or $0.24 per diluted share, in fiscal 2009.

Net revenues decreased $5,321,386, or 19 percent, in fiscal 2010 over the prior fiscal year, primarily due to customers' transition to the lower-priced FC2 Female Condom. In fiscal 2010 and fiscal 2009, net revenues included royalties of $33,863 and $160,176, respectively, earned from licensing intellectual property to the Company's exclusive distributor in India, HLL.

Gross profit decreased $592,999, or 4 percent, to $12,924,819 in fiscal 2010 from $13,517,818 in fiscal 2009. Gross profit as a percentage of net revenues increased to 58 percent in fiscal 2010 from 49 percent in fiscal 2009. The decrease in gross profit was triggered by relatively flat unit sales, while gross profit as a percentage of net revenues increased due to a 98 percent FC2 sales mix in fiscal 2010 compared to 51 percent in fiscal 2009.

Cost of sales decreased $4,728,387, or 34 percent, to $9,297,136 in fiscal 2010 from $14,025,523 in fiscal 2009. The decrease is due to 98 percent of the sales mix being lower cost FC2 in fiscal 2010 compared to 51 percent in fiscal 2009.

Advertising and promotional expenses increased $29,028 to $220,181 in fiscal 2010 from $191,153 in fiscal 2009. The increase reflects the public relations efforts related to the launch of FC2 to the public health sector in several U. S. cities.

Selling, general and administrative expenses decreased $580,936 to $6,425,175 in fiscal 2010 from $7,006,111 in fiscal 2009. The decrease was due to a reduction in stock-based incentive costs somewhat offset by increased investment in training programs and an increase in audit fees in 2010 related to the audit of the effectiveness of the Company's internal control over financial reporting as the Company became an "accelerated filer" subject to the requirement of an audit of its system of internal control over financial reporting for the first time in fiscal 2010.

Research and development costs decreased $105,535 to $381 in fiscal 2010 from $105,916 in fiscal 2009, marking the completion of the FDA Premarket Approval (PMA) support process for FC2.

In fiscal 2010, the Company incurred a one-time charge of $1,929,922 for restructuring expenses related to exiting the lease of its former U.K. manufacturing facility. Included in that amount are lease surrender payments, excess capacity costs, and dilapidation expenses, partially offset by the proportionate recognition of deferred gain on the original sale/leaseback of the plant. In fiscal 2009, the Company incurred a one-time charge of $1,496,624 for restructuring costs related to the cessation of FC1 manufacturing at its U.K. facility. The amount for fiscal 2009 includes mandatory payments to individuals whose jobs were made redundant, costs of legal and human relations consulting, loss of production efficiency during the evaluation period and a write-down for obsolete FC1 inventory components.

Total operating expenses decreased $224,145 to $8,575,659 in fiscal 2010 from $8,799,804 in fiscal 2009. The reduction resulted primarily from significantly reduced stock-based incentive costs and lower research and development expenditures, partially offset by higher one-time restructuring costs, increased investment in training programs and increased audit fees.

The Company's operating income decreased $368,854 to $4,349,160 in fiscal 2010 from $4,718,014 in fiscal 2009. That reduction was the result of a lower gross profit and one-time restructuring expenses being somewhat offset by reductions in other operating expenses.

The Company recorded non-operating expense of $125,028 in fiscal 2010 compared to non-operating income of $332,097 in fiscal 2009. This was primarily attributable to a foreign currency loss of $(154,196) in fiscal 2010 versus a foreign currency gain of $276,113 in fiscal 2009.

The Company recorded a deferred tax benefit in the amount of $2.7 million for the year ended September 30, 2010, compared to $1.6 million for the year ended September 30, 2009, as a result of the decrease in the valuation allowance on these assets.

Liquidity and Sources of Capital

We generally fund our operations and working capital needs through cash generated from operations. Our operating activities generated cash of $7.0 million in fiscal 2011, $4.0 million in fiscal 2010 and $5.7 million in fiscal 2009. The increase of $3.0 million in cash generated from operating activities in fiscal 2011 as compared to fiscal 2010 was primarily due to a $2.2 million decrease in accounts receivable as well as miscellaneous fluctuations in other assets and liabilities. In fiscal 2011, investing activities consumed about $0.05 million for purchase of fixed assets. Financing activities used a net of $5.6 million, most of which was used to pay quarterly cash dividends. The decrease of $1.7 million in cash generated from operating activities in fiscal 2010 as compared to fiscal 2009 resulted from an increase in inventory and payouts of approximately $3.6 million in restructuring payments. In fiscal 2010, investing activities generated $0.05 million, mainly due to a reduction in restricted cash. Financing activities used a net of $3.9 million, as $4.1 million was paid in cash dividends, $0.3 million was used to repurchase stock, $0.3 million was paid for taxes in lieu of shares, $0.9 million was generated by stock option and warrant exercises, and $0.03 million was used for capital lease payments.

At September 30, 2011, the Company had working capital of $7.5 million and stockholders' equity of $16.8 million compared to working capital of $9.9 million and stockholders' equity of $16.1 million as of September 30, 2010.

Since the Company's Board of Directors instituted a quarterly cash dividend program in January 2010, the Company has paid a total of eight consecutive dividends, the most recent of which was paid on November 9, 2011. Quarterly dividends have been paid at the rate of $0.05 per share for a cumulative total of $11 million.

Any future quarterly dividends and the record date for such dividends will be approved each quarter by the Company's Board of Directors and announced by the Company. Payments of any future dividends are at the discretion of the Board of Directors and the Company may not have sufficient cash flows to pay dividends.

The Company believes its current cash position is adequate to fund operations of the Company in the next 12 months, although no assurances can be made that such cash will be adequate. However, the Company may sell equity securities to raise additional capital and may borrow funds under its Heartland Bank credit facility.

On August 1, 2011, the Company entered into a Second Amended and Restated Loan Agreement (the "Loan Agreement") with Heartland Bank (the "Bank") to extend the term of the Company's revolving line of credit to August 1, 2012, and revise the structure of the revolving line of credit. The previous structure consisted of a revolving note for up to $1 million with borrowings limited to 50 percent of eligible accounts receivable and a revolving note for up to $1 million with borrowings limited to the amount of a supporting letter of credit issued by The World Bank or another issuer of equivalent credit quality approved by the Bank. The new structure consists of a single revolving note for up to $2 million with the Bank, with borrowings limited to a borrowing base determined based on 70 percent to 80 percent of eligible accounts receivable plus 50 percent of eligible inventory. Significant restrictive covenants in the Loan Agreement include prohibitions on any merger, consolidation or sale of all or a substantial portion of the Company's assets and limits on the payment of dividends or the repurchase of shares. The Loan Agreement does not contain any financial covenants that require compliance with ratios or amounts. Dividends and share repurchases are permitted as long as, after giving effect to the dividend or share repurchase, the Company has a ratio of total liabilities to total stockholders' equity of no more than 1:1. The revolving note with the Bank will expire August 1, 2012. Borrowings on the revolving note bear interest at a rate of the base rate (3.25 percent at September 30, 2011) plus 0.5 percent. The note is collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes at September 30, 2011, or 2010.

As of December 1, 2011, the Company had approximately $3.2 million in cash, net trade accounts receivable of $3.3 million and current trade accounts payable of $0.9 million. Presently, the Company has no required debt service obligations.

The following table includes information relating to our contractual obligations as of September 30, 2011, in future fiscal years:

Contractual Obligations	Total	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Capital lease obligations	13,361	13,361	–	–	–	–	–
Operating lease obligations	1,598,046	316,980	302,979	210,065	212,614	214,194	341,214
Purchase obligations	–	–	–	–	–	–	–
Other long-term obligations	–	–	–	–	–	–	–
Total	**$ 1,611,407**	**$ 330,341**	**$ 302,979**	**$ 210,065**	**$ 212,614**	**$ 214,194**	**$ 341,214**

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Critical accounting estimates include the deferred income tax valuation allowance. Actual results may differ from those estimates.

The Company files separate income tax returns for its foreign subsidiaries. ASC Topic 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss and tax credit carryforwards.

The Company completes a detailed analysis of its deferred income tax valuation allowances on an annual basis or more frequently if information comes to our attention that would indicate that a revision to its estimates is necessary. In evaluating the Company's ability to realize its deferred tax assets, management considers all available positive and negative evidence on a country by country basis, including past operating results and forecast of future taxable income. In determining future taxable income, management makes assumptions to forecast U.S. federal and state, U.K. and Malaysia operating income, the reversal of temporary differences and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of the future taxable income in each tax jurisdiction, and are consistent with the forecasts used to manage the Company's business. It should be noted that the Company realized significant losses through 2005 on a consolidated basis. Since fiscal year 2006, the Company has consistently generated taxable income on a consolidated basis, providing a reasonable future period in which the Company can reasonably expect to generate taxable income. In management's analysis to determine the amount of the deferred tax asset to recognize, management projected future taxable income for the subsequent five years for each tax jurisdiction.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Our effective tax rates have differed from the statutory rate primarily due to the tax impact of foreign operations, state taxes, certain benefits realized related to equity-based awards, and utilization of net operating loss (NOL) carryforwards. The effective tax rates, before considering the reversal of the valuation allowance, were 10.3 percent, 6.8 percent, and 0.3 percent for fiscal 2011, 2010, and 2009, respectively. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, changes in the valuation of our deferred tax assets or liabilities or changes in tax laws, regulations and accounting principles. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, the Company has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. The Company has, where possible, increased selling prices to offset such increases in costs.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as defined in Item 303(a) (4) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risk is limited to fluctuations in raw material commodity prices, particularly the nitrile polymer used to manufacture FC2, and foreign currency exchange rate risk associated with the Company's foreign operations. The Company does not utilize financial instruments for trading purposes or to hedge risk and holds no derivative financial instruments which would expose it to significant market risk. Effective October 1, 2009, the Company's U.K. subsidiary and Malaysia subsidiary each adopted the U.S. dollar as its functional currency. The consistent use of the U.S. dollar as the functional currency across the Company reduces its foreign currency risk and stabilizes its operating results. The Company currently has no significant exposure to interest rate risk. The Company has a line of credit with Heartland Bank, consisting of a revolving note for up to $2 million with borrowings limited to a percentage of eligible accounts receivable and eligible inventory. Outstanding borrowings under the line of credit will incur interest at a rate equal to a base rate plus 0.5 percent. The Company has not had any outstanding borrowings in the last five years. There is, therefore, currently no significant exposure to market risk for changes in interest rates. To the extent that the Company incurs future borrowings under its lines of credit, it would be subject to interest rate risk related to such borrowings.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its assessment, management believes that, as of September 30, 2011, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of September 30, 2011, has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report. See "Report of Independent Registered Public Accounting Firm," which appears on page 25 of this report.

December 2, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The Female Health Company

We have audited the accompanying consolidated balance sheets of The Female Health Company and Subsidiaries (the Company) as of September 30, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the three-year period ended September 30, 2011. We also have audited The Female Health Company and Subsidiaries' internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Female Health Company and Subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and Subsidiaries as of September 30, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, The Female Health Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

McGladrey & Pullen, LLP

Chicago, Illinois
December 2, 2011

Consolidated Balance Sheets

September 30	2011	2010
ASSETS		
CURRENT ASSETS		
Cash	$ 4,249,324	$ 2,918,776
Certificate of deposit	63,875	–
Restricted cash	4,526	4,578
Accounts receivable, net of allowance for doubtful accounts 2011 $10,000 and 2010	2,305,473	4,460,517
Income tax receivable	–	28,179
Inventories	2,026,528	2,194,330
Prepaid expenses and other current assets	297,267	284,948
Deferred income taxes	800,000	1,900,000
Total Current Assets	**9,746,993**	**11,791,328**
OTHER ASSETS	116,360	178,713
EQUIPMENT, FURNITURE AND FIXTURES		
Equipment, furniture and fixtures	3,766,924	3,720,637
Less accumulated depreciation and amortization	(1,787,486)	(1,322,577)
Property, plant and equipment, net	**1,979,438**	**2,398,060**
Deferred income taxes	7,600,000	4,000,000
TOTAL ASSETS	**$ 19,442,791**	**$ 18,368,101**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,076,994	$ 586,596
Accrued expenses and other current liabilities	846,591	906,994
Accrued compensation	369,825	444,843
Total Current Liabilities	**2,293,410**	**1,938,433**
Obligations under capital leases	–	12,999
Deferred rent	101,133	–
Deferred grant income	107,481	132,312
Deferred income taxes	188,177	152,227
Total Liabilities	**2,690,201**	**2,235,971**
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Convertible preferred stock, Class A Series 1, par value $.01 per share; authorized 5,000,000 shares; no shares issued and outstanding in 2011 and 2010.	–	–
Convertible preferred stock, Class A Series 3, par value $.01 per share; authorized 700,000 shares; no shares issued and outstanding in 2011 and 2010.	–	–
Convertible preferred stock, Class B, par value $.50 per share; authorized 15,000 shares; no shares issued and outstanding in 2011 and 2010.	–	–
Common Stock, par value $.01 per share; authorized 38,500,000 shares; issued 29,649,003 and 29,367,503 shares, and 27,734,174 and 27,458,424 shares outstanding in 2011 and 2010, respectively.	296,490	293,675
Additional paid-in capital	68,117,382	67,313,616
Accumulated other comprehensive loss	(581,519)	(581,519)
Accumulated deficit	(44,697,131)	(44,544,073)
Treasury stock, at cost, 1,914,829 and 1,909,079 shares of common stock in 2011 and 2010, respectively	(6,382,632)	(6,349,569)
Total Stockholders' Equity	**16,752,590**	**16,132,130**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 19,442,791**	**$ 18,368,101**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Years Ended September 30	2011	2010	2009
PRODUCT SALES	$ 18,516,091	$ 22,188,092	$ 27,383,165
ROYALTY INCOME	49,011	33,863	160,176
NET REVENUES	**18,565,102**	**22,221,955**	**27,543,341**
COST OF SALES	8,699,912	9,297,136	14,025,523
GROSS PROFIT	**9,865,190**	**12,924,819**	**13,517,818**
OPERATING EXPENSES:			
Advertising and promotion	332,764	220,181	191,153
Selling, general and administrative	6,226,155	6,425,175	7,006,111
Research and development	10,929	381	105,916
Restructuring costs	–	1,929,922	1,496,624
Total Operating Expenses	**6,569,848**	**8,575,659**	**8,799,804**
OPERATING INCOME	**3,295,342**	**4,349,160**	**4,718,014**
NON-OPERATING (EXPENSE) INCOME:			
Interest and other income (loss)	(2,109)	29,168	55,984
Foreign currency transaction (loss) gain	(61,258)	(154,196)	276,113
Total Non-operating (Expense) Income	**(63,367)**	**(125,028)**	**332,097**
INCOME BEFORE INCOME TAXES	**3,231,975**	**4,224,132**	**5,050,111**
Income tax benefit	(2,167,076)	(2,512,946)	(1,485,268)
NET INCOME	**5,399,051**	**6,737,078**	**6,535,379**
Preferred dividends, Class A, Series 3	–	–	79,717
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 5,399,051	$ 6,737,078	$ 6,455,662
NET INCOME PER BASIC COMMON SHARES OUTSTANDING	$ 0.20	$ 0.25	$ 0.25
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	27, 287,342	26,981,275	25,651,915
NET INCOME PER DILUTED COMMON SHARE OUTSTANDING	$ 0.19	$ 0.24	$ 0.24
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	28,971,011	28,545,391	27,806,832

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2011, 2010 and 2009

	Class A Series 3 Preferred Stock	Class A Series 1 Preferred Stock	Preferred Stock Class B	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2008 (BALANCE FORWARDED)	**$ 3,076**	**$ –**	**$ –**	**27,112,908**	**$ 271,129**	**$ 65,366,130**	**$ (162,705)**	**$ (53,598,971)**	**$ (2,169,457)**	**$ 9,709,202**
Share-based compensation	–	–	–	173,250	1,733	297,430	–	–	–	299,163
Issuance of 67,524 shares of Common Stock upon Warrants cashless exercised	–	–	–	67,524	675	(675)	–	–	–	–
Issuance of 400,000 shares of Common Stock upon exercise of Warrants	–	–	–	400,000	4,000	285,000	–	–	–	289,000
Issuance of 320,980 shares of Common Stock for options exercised	–	–	–	320,980	3,210	446,162	–	–	–	449,372
Issuance of 500 shares of Common Stock	–	–	–	500	5	1,855	–	–	–	1,860
Issuance of 307,604 shares of Common Stock upon conversion of 307,604 shares Preferred Stock S3	(3,076)	–	–	307,604	3,076	–	–	–	–	–
Stock repurchase – Total 1,002,805 Treasury Shares	–	–	–	–	–	–	–	–	(3,831,054)	(3,831,054)
Preferred Stock dividends	–	–	–	–	–	–	–	(79,717)	–	(79,717)
Comprehensive income:										
Net income	–	–	–	–	–	–	–	6,535,379	–	6,535,379
Foreign currency translation adjustment	–	–	–	–	–	–	(418,814)	–	–	(418,814)
COMPREHENSIVE INCOME										6,116,565
BALANCE AT SEPTEMBER 30, 2009	**$ –**	**$ –**	**$ –**	**28,382,766**	**$ 283,828**	**$ 66,395,902**	**$ (581,519)**	**$ (47,143,309)**	**$ (6,000,511)**	**$ 12,954,391**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended September 30, 2011, 2010 and 2009

	Class A Series 3 Preferred Stock	Class A Series 1 Preferred Stock	Preferred Stock Class B	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2009 (BALANCE FORWARDED)	**$ –**	**$ –**	**$ –**	**28,382,766**	**$ 283,828**	**$ 66,395,902**	**$ (581,519)**	**$ (47,143,309)**	**$ (6,000,511)**	**$ 12,954,391**
Share-based compensation	–	–	–	38,932	389	357,432	–	–	–	357,821
Issuance of 110,000 shares of Common Stock for options exercised	–	–	–	110,000	1,100	156,800	–	–	–	157,900
Issuance of 186,220 shares of Common Stock for 325,000 options exercised cashless	–	–	–	186,220	1,862	(315,622)	–	–	–	(313,760)
Issuance of 626,500 shares of Common Stock for warrants exercised	–	–	–	626,500	6,265	719,335	–	–	–	725,600
Issuance of 23,085 shares of Common Stock for 30,000 warrants exercised cashless	–	–	–	23,085	231	(231)	–	–	–	–
Stock repurchase – Total 65,274 Treasury Shares	–	–	–	–	–	–	–	–	(349,058)	(349,058)
Common Stock dividends	–	–	–	–	–	–	–	(4,137,842)	–	(4,137,842)
Net income and comprehensive income	–	–	–	–	–	–	–	6,737,078	–	6,737,078
BALANCE AT SEPTEMBER 30, 2010	**$ –**	**$ –**	**$ –**	**29,367,503**	**$ 293,675**	**$ 67,313,616**	**$ (581,519)**	**$ (44,544,073)**	**$ (6,349,569)**	**$ 16,132,130**

See Notes to Consolidated Financial Statements.

Years Ended September 30, 2011, 2010 and 2009

	Class A Series 3 Preferred Stock	Class A Series 1 Preferred Stock	Preferred Stock Class B	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2010 (BALANCE FORWARDED)	**$ –**	**$ –**	**$ –**	**29,367,503**	**$ 293,675**	**$ 67,313,616**	**$ (581,519)**	**$ (44,544,073)**	**$ (6,349,569)**	**$ 16,132,130**
Share-based compensation	–	–	–	281,500	2,815	803,766	–	–	–	806,581
Stock repurchase – Total 5,750 Treasury Shares	–	–	–	–	–	–	–	–	(33,063)	(33,063)
Common Stock dividends	–	–	–	–	–	–	–	(5,552,109)	–	(5,552,109)
Net income and comprehensive income	–	–	–	–	–	–	–	5,399,051	–	5,399,051
BALANCE AT SEPTEMBER 30, 2011	**$ –**	**$ –**	**$ –**	**29,649,003**	**$ 296,490**	**$ 68,117,382**	**$ (581,519)**	**$ (44,697,131)**	**$ (6,382,632)**	**$ 16,752,590**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended September 30	2011	2010	2009
OPERATIONS			
Net income	$ 5,399,051	$ 6,737,078	$ 6,535,379
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	464,909	466,544	268,382
Amortization of deferred gain on sale and leaseback of building	–	(657,605)	(88,367)
Amortization of deferred income from grant - BLCF	(24,831)	(24,831)	(24,198)
Provision for obsolete inventory	177,726	(2,066)	68,896
Provision for bad debts	6,036	–	(1,108)
Interest added to certificate of deposit	(3,223)	(2,613)	(2,709)
Share-based compensation	796,453	471,811	373,776
Deferred income taxes	(2,464,050)	(2,538,624)	(1,597,552)
Loss on disposal of fixed assets	–	8,145	6,739
Changes in operating assets and liabilities:			
Accounts receivable	2,149,008	3,345,490	(1,293,753)
Income tax receivable	28,179	39,927	(66,369)
Inventories	(9.924)	(989,201)	(88,127)
Prepaid expenses and other assets	(10,618)	56,175	(48,795)
Accounts payable	490,398	(15,600)	44,476
Accrued expenses and other current liabilities	(30,959)	(2,902,775)	1,660,444
Net cash provided by operating activities	**6,968,155**	**3,991,855**	**5,747,114**
INVESTING ACTIVITIES			
Decrease in restricted cash	52	100,496	106,799
Proceeds from disposal of fixed assets	–	–	32,079
Capital expenditures	(46,287)	(51,133)	(1,643,593)
Net cash provided by (used in) investing activities	**(46,235)**	**49,363**	**(1,504,715)**
FINANCING ACTIVITIES			
Payments on capital lease obligations	(12,999)	(29,279)	(39,448)
Proceeds from exercise of stock options	–	157,900	449,372
Proceeds from exercise of common stock warrants	–	725,600	289,000
Proceeds from issuance of common stock	–	–	1,860
Purchases of common stock for treasury shares	(33,063)	(349,058)	(3,831,054)
Taxes paid in lieu of shares	–	(313,760)	–
Dividends paid on preferred stock	–	–	(104,785)
Dividends paid on common stock	(5,545,310)	(4,124,042)	–
Net cash used in financing activities	**(5,591,372)**	**(3,932,639)**	**(3,235,055)**
Effect of exchange rate changes on cash	–	–	(119,295)
Net increase in cash	**1,330,548**	**108,579**	**888,049**
Cash at beginning of year	2,918,776	2,810,197	1,922,148
CASH AT END OF YEAR	**$ 4,249,324**	**$ 2,918,776**	**$ 2,810,197**

Supplemental Disclosure of Cash Flow Information:			
Cash payments for income taxes paid	57,148	111,929	133,914
Schedule of noncash financing and investing activities:			
Dividends declared (unpaid dividends on restricted stock)	16,100	13,800	–
Reduction of accrued expense upon issuance of shares	221,970	92,180	72,688
Capital lease obligations incurred for the purchase of equipment	–	–	45,808
Foreign currency translation adjustment	–	–	(418,814)
Fixed asset additions in accounts payable at year end	–	–	86,104

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, The Female Health Company–UK, and its wholly owned subsidiaries, The Female Health Company–UK, plc and The Female Health Company (M) SDN.BHD. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product, the FC2 Female Condom ("FC2"). The Female Health Company–UK is the holding company of The Female Health Company–UK, plc, which is located in a 6,400-square-foot leased office facility located in London, England. The Female Health Company (M) SDN.BHD leases a 16,000-square-foot manufacturing facility located in Selangor D.E., Malaysia.

The FC2 Female Condom is currently sold or available in either or both commercial (private sector) and public health sector markets in 120 countries. The product is marketed directly to consumers in 14 countries by various country-specific commercial partners.

The Company also derives revenue from licensing its intellectual property under an agreement with its exclusive distributor in India, Hindustan Lifecare Limited ("HLL"). HLL is authorized to manufacture FC2 at HLL's facility in Kochi, India, for sale in India. HLL is the Company's exclusive distributor in India and the Company receives a royalty based on the number of units sold by HLL in India. Such revenue appears as royalty income on the Consolidated Statements of Income for the years ended September 30, 2011, 2010 and 2009, and is recognized in the period in which the sale is made by HLL.

The Company's standard credit terms vary from 30 to 90 days, depending on the class of trade and customary terms within a territory, so accounts receivable is affected by the mix of purchasers within the quarter. As is typical in the Company's business, extended credit terms may occasionally be offered as a sales promotion. For the past twelve months, the Company's average days sales outstanding has averaged approximately 45 days. Over the past five years, the Company's bad debt expense has been less than .04 percent of sales.

Use of estimates: The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Significant accounting estimates include the allowance for doubtful accounts, reserve for inventory obsolescence, deferred income tax valuation allowance and value of equity-based compensation. Actual results may differ from those estimates.

Cash concentration: The Company's cash is maintained primarily in three financial institutions, one located in Clayton, Missouri, one located in London, England, and the other in Kuala Lumpur, Malaysia.

Accounts receivable and concentration of credit risk: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. As of September 30, 2011, the $2,305,473 accounts receivable balance was comprised of $2,287,172 trade receivables and $18,301 other receivables, compared to an accounts receivable balance of $4,460,517 as of September 30, 2010, which was comprised of $4,450,598 trade receivables and $9,919 in other receivables. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments on accounts receivable. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management also periodically evaluates individual customer receivables and considers a customer's financial condition, credit history and the current economic conditions. Accounts receivable are written off when deemed uncollectible. The table below sets forth the components of the allowance for doubtful accounts for the years ended September 30:

	Balance at October 1	*Provision Charges to Expenses*	*Write offs/ Recoveries*	*Balance at September 30*
2009	$ 47,563	$ (1,108)	$ (6,650)	$ 39,805
2010	$ 39,805	$ –	$ –	$ 39,805
2011	$ 39,805	$ 6,036	$ (35,841)	$ 10,000

Recoveries of accounts receivable previously written off are recorded when received. The Company's customers are primarily large global agencies, non-government organizations, ministries of health and other governmental agencies which purchase and distribute the FC Female Condom for use in HIV/AIDS prevention programs. In fiscal year 2011, 2010 and 2009, significant customers were John Snow, Inc., facilitator of USAID I DELIVER project, and UNFPA. No other single customer accounted for more than 10 percent of unit sales during that period.

	Percentage of Unit Sales		
Significant Customers	**2011**	**2010**	**2009**
John Snow, Inc. (USAID I DELIVER)	26%	33%	34%
UNFPA	25%	37%	25%
Total Percentage of Unit Sales	51%	70%	59%

Inventories: Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

Foreign currency translation and operations: In accordance with Accounting Standards Codification (ASC) Topic 830, *Foreign Currency Matters*, the Company considered various economic factors (i.e., cash flow, sales price, sales market, expenses, financing, intercompany transactions and arrangements), both individually and collectively, in determining the functional currency of its subsidiaries. The Company's first generation product, the FC1 Female Condom, was produced by its U.K. subsidiary in its London manufacturing facility. FC1's sales were denominated in both U.S. dollars and British pounds sterling. The Company's second generation product, the FC2 Female Condom, is manufactured by the U.K. subsidiary's Malaysia subsidiary in Kuala Lumpur. Unlike the first generation product, FC2 sales have been denominated only in U.S. dollars. Prior to October 1, 2009, each subsidiary's functional currency was its respective local currency (British pound sterling and Malaysian ringgit). Effective October 1, 2009, the Company determined that there were significant changes in facts and circumstances, triggering an evaluation of the subsidiaries' functional currency. The evaluation indicated that the U.S. dollar is the currency with the most significant influence upon the subsidiaries. Because all of the Company's U.K. subsidiary's future sales and cash flows would be denominated in U.S. dollars following the October 2009 cessation of FC1 production, the U.K. subsidiary adopted the U.S. dollar as its functional currency effective October 1, 2009. As the Malaysia subsidiary is a direct and integral component of the U.K. parent's operations, it, too, adopted the U.S. dollar as its functional currency as of October 1, 2009. The consistent use of the U.S. dollar as functional currency across the Company reduces its foreign currency risk and stabilizes its operating results. The Company recognized foreign currency transaction income (loss) of $(61,258), $(154,196), $276,113 for the years ended September 30, 2011, 2010 and 2009, respectively. The cumulative foreign currency translation loss included in accumulated other comprehensive loss was $581,519 as of September 30, 2011, 2010 and 2009. Assets located outside of the United States totaled approximately $7,700,000, $7,100,000 and $8,700,000 at September 30, 2011, 2010 and 2009, respectively.

Equipment, furniture and fixtures: Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets which range as follows:

Manufacturing Equipment	5-10 years
Office equipment	3 years
Furniture and fixtures	7-10 years

Depreciation on leased assets is computed over the lesser of the remaining lease term or the estimated useful lives of the assets. Depreciation on leased assets is included with depreciation on owned assets.

Patents and trademarks: FC2 patents have been issued by the United States, the European Union, Canada, Australia, South Africa, Japan, The People's Republic of China, Greece, Turkey and Spain. Patent applications for FC2 are pending in various other countries around the world through the Patent Cooperation Treaty. The patents cover the key aspects of the second generation Female Condom, FC2, including its overall design and manufacturing process. There can be no assurance that these patents provide the Company with protection against copycat products entering markets during the pendency of the patents.

The Company has the registered trademark "FC2 Female Condom" in the United States. The Company has also secured, or applied for, 12 trademarks in 22 countries to protect the various names and symbols used in marketing the product around the world. These include "femidom" and "femy," "Reality" and others. In addition, the experience that has been gained through years of manufacturing the FC Female Condoms (FC1 and FC2) has allowed the Company to develop trade secrets and know-how, including certain proprietary production technologies that further protect its competitive position. The FC2 patents were expensed when incurred.

Financial instruments: The Company follows ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

The Company currently does not have any assets or liabilities measured at fair value on a recurring or non-recurring basis. Substantially all of the Company's cash and cash equivalents, as well as restricted cash, are held in demand deposits with its bank. The Company has no financial instruments for which the carrying value is materially different than fair value.

Research and development costs: Research and development costs are expensed as incurred. The amount of costs expensed for the years ended September 30, 2011, 2010 and 2009 were approximately $11,000, $400 and $106,000, respectively.

Restricted cash: Restricted cash relates to security provided to one of the Company's U.K. banks for performance bonds issued in favor of customers. Such security has been extended infrequently and only on occasions where it has been a contract term expressly stipulated as an absolute requirement by the funds' provider. The expiration of the bond is defined by the completion of the event such as, but not limited to, delivery of goods or at a period of time after product has been distributed.

Revenue recognition: The Company recognizes revenue from product sales when each of the following conditions has been met: an arrangement exists, delivery has occurred, there is a fixed price and collectability is reasonably assured. The Company also derives revenue from licensing its intellectual property under an agreement with its exclusive distributor in India, HLL. Such revenue appears as royalty income on the Consolidated Statements of Income for the years ended September 30, 2011, 2010 and 2009, and is recognized in the period in which the sale is made by HLL.

Deferred grant income: The Company received grant monies from the British Linkage Challenge Fund to help the Company defray certain expenses and the cost of capital expenditures related to a project. The underlying project related to the development of a linkage between the U.K. subsidiary and HLL, in India, to do end-stage manufacturing of the FC Female Condom and develop the market for the product in that country. The grant received was split between the Company and HLL pro-rata to their respective expenditure on the project. The Company utilized the general precepts of U.S. GAAP and the principles of matching and conservatism to determine how to account for the grant monies received. The Company also utilized the guidance of International Accounting Standard No. 20—*Accounting for Government Grants and Disclosure of Government Assistance* to further support the Company's accounting treatment of the grant received. The Company allocated its share of the grant monies to capital and expense pro-rata to the respective cost allocated to the project. Grant proceeds for expenses were credited to income in the quarter incurred. Grant proceeds for capital expenditure were deferred and released to income in line with the depreciation of the relevant assets.

Share-based compensation: The Company accounts for stock-based compensation expense for equity awards exchanged for employee services over the vesting period based on the grant-date fair value.

Advertising: The Company's policy is to expense advertising and promotion costs as incurred. Advertising and promotion costs were $332,764, $220,181 and $191,153 for the years ended September 30, 2011, 2010 and 2009, respectively.

Income taxes: The Company files separate income tax returns for its foreign subsidiaries. ASC Topic 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Earnings per share (EPS): Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and upon restrictions lapsing on restricted shares, for all periods.

Other comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the balance sheet, these items, along with net income, are components of comprehensive income.

The U.S. parent company and its U.K. subsidiary routinely purchase inventory produced by its Malaysia subsidiary for sale to their respective customers. These intercompany trade accounts are eliminated in consolidation. The Company's policy and intent is to settle the intercompany trade account on a current basis. Prior to October 1, 2009, translation gains and losses on the intercompany trade accounts were recognized in the consolidated statement of income. Included in foreign currency transaction gains for the year ended September 30, 2009, is approximately $302,000 of translation gains on the intercompany trade account, based on the timing of inventory purchases as well as the variability in exchange rates. Since the U.K. and Malaysia subsidiaries adopted the U.S. dollar as their functional currencies effective October 1, 2009, no foreign currency gains or losses from intercompany trade are recognized. In fiscal 2011 and 2010, comprehensive income is equivalent to the reported net income.

Reclassifications: Certain items in the 2010 and 2009 consolidated financial statements have been reclassified to conform to the 2011 presentation.

Note 2. Earnings per Share

Basic earnings per share (EPS) is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. In the diluted earnings per share calculation, the numerator is the sum of net income attributable to common stockholders and preferred dividends. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and unvested shares granted to employees.

Years Ended September 30	**2011**	**2010**	**2009**
Denominator:			
Weighted average common shares outstanding—basic	27,287,342	26,981,275	25,651,915
Net effect of dilutive securities:			
Options	1,243,222	1,292,919	1,405,169
Warrants	59,197	60,947	526,566
Unvested restricted shares	381,250	210,250	223,182
Total net effect of dilutive securities	1,683,669	1,564,116	2,154,917
Weighted average common shares outstanding—diluted	28,971,011	28,545,391	27,806,832
Income per common share–basic	**$ 0.20**	**$ 0.25**	**$ 0.25**
Income per common share–diluted	**$ 0.19**	**$ 0.24**	**$ 0.24**

All the outstanding warrants and stock options were included in the computation of diluted net income per share for the years ended September 30, 2011, 2010 and 2009.

Note 3. Inventories

The components of inventory consist of the following at September 30, 2011 and 2010:

Years Ended September 30	**2011**	**2010**
Raw material	$ 435,947	$ 528,423
Work in process	64,149	65,685
Finished goods	1,602,384	1,615,686
Inventory, gross	2,102,480	2,209,794
Less: inventory reserves	(75,952)	(15,464)
Inventory, net	**$ 2,026,528**	**$ 2,194,330**

The change in the inventory reserve for the years ended September 30 is as follows:

Year	*Balance at October 1*	*Charged to Costs and Expenses*	*Write-offs*	*Balance at September 30*
2009	$ 42,546	$ 68,896	$ (15,868)	$ 95,574
2010	$ 95,574	$ (2,066)	$ (78,044)	$ 15,464
2011	$ 15,464	$ 177,726	$ (117,237)	$ 75,952

Note 4. Revolving Lines of Credit

On August 1, 2011, the Company entered into a Second Amended and Restated Loan Agreement (the "Loan Agreement") with Heartland Bank (the "Bank") to extend the term of the Company's revolving line of credit to August 1, 2012, and revise the structure of the revolving line of credit. The previous structure consisted of a revolving note for up to $1 million with borrowings limited to 50 percent of eligible accounts receivable and a revolving note for up to $1 million with borrowings limited to the amount of a supporting letter of credit issued by The World Bank or another issuer of equivalent credit quality approved by the Bank. The new structure consists of a single revolving note for up to $2 million with the Bank, with borrowings limited to a borrowing base determined based on 70 percent to 80 percent of eligible accounts receivable plus 50 percent of eligible inventory. Significant restrictive covenants in the Loan Agreement include prohibitions on any merger, consolidation or sale of all or a substantial portion of the Company's assets and limits on the payment of dividends or the repurchase of shares. The Loan Agreement does not contain any financial covenants that require compliance with ratios or amounts. Dividends and share repurchases are permitted as long as after giving effect to the dividend or share repurchase, the Company has a ratio of total liabilities to total stockholders' equity of no more than 1:1. The revolving note with the Bank will expire August 1, 2012. Borrowings on the revolving note bear interest at a rate of the base rate (3.25 percent at September 30, 2011) plus 0.5 percent. The note is collateralized by substantially all of the assets of the Company. No amounts were outstanding under the revolving notes at either September 30, 2011, or 2010.

Note 5. Operating Leases and Rental Expense

The Company's corporate headquarters is located in approximately 5,100 square feet of office space located in Chicago, Illinois. On March 10, 2011, the Company signed a lease amendment, effective November 1, 2010, which extended the lease term for this office space for a five-year period commencing on November 1, 2011, and ending on October 31, 2016. The lease amendment grants the Company a five-month lease abatement beginning November 1,

2010, reduces base rent and provides a tenant improvement allowance. The lease requires escalating monthly payments ranging from $6,797 to $7,859, plus real estate taxes, utilities and maintenance expenses from April 1, 2011, to October 31, 2016. The lease stipulates that after five years, the Company shall have a one-time right to extend the term of the lease for an additional three years by giving the landlord no less than 12 months prior notice in writing.

Through June 2010, the Company leased 40,000 square feet of office, manufacturing and warehouse space in London, England (Note 13). Beginning in June 2010, the Company began leasing 6,400 square feet of office space located in London, England. The lease, which expires in June 2020, includes an option by the Company to terminate the lease in 2015 by giving the landlord no less than six months' prior notice in writing. The lease requires quarterly payments of approximately $13,500 through December 2011 and quarterly payments of approximately $27,000 from January 2012 through June 2015. The lease stipulates that after five years (June 2015) the principal rent will be reviewed and adjusted to the higher of the principal rent immediately prior to the review date or the market rate. Per the terms of the lease agreement, the Company was also required to make a security deposit equivalent to six months' rent (approximately $66,000).

The Company leases 16,000 square feet of manufacturing space in Selangor D.E., Malaysia, under a lease that requires monthly payments of approximately $13,000 through August 2013 and may be renewed at the option of the Company for an additional three-year term. The Company also leases 11,000 square feet of warehouse space in Selangor D.E., Malaysia, under a lease that requires monthly payments of approximately $4,000 through February 2012 and may be renewed at the option of the Company for an additional one-year term.

The Company also leases equipment under a number of lease agreements which expire at various dates through June 2015. The aggregate monthly rental was $491 at September 30, 2011. Details of operating lease expense, including real estate taxes and insurance, for the years ended September 30, 2011, 2010 and 2009 are as follows:

Years Ended September 30	**2011**	**2010**	**2009**
Factory and office leases	$ 414,380	$ 403,955	$ 871,235
Other	5,887	1,414	52,872
Total	$ 420,267	$ 405,369	$ 924,107

The Company is party to several leases classified as capital leases which, in the aggregate, require monthly payments of $1,458 through March 2012.

Future minimum payments under leases consisted of the following as of September 30, 2011:

	Operating Leases	*Capital Leases*
2012	$ 316,980	$ 13,361
2013	302,979	–
2014	210,065	–
2015	212,614	–
2016	214,194	–
Thereafter	341,214	–
Total minimum lease payments	**$ 1,598,046**	**$ 13,361**
Less amounts representing interest		(745)
Present value of net minimum lease payments		12,616
Less current obligations, included in accrued expenses and other		(12,616)
Long-term obligations		**$ –**

Note 6. Income Taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss and tax credit carryforwards.

The Company completes a detailed analysis of its deferred income tax valuation allowances on an annual basis or more frequently if information comes to our attention that would indicate that a revision to its estimates is necessary. In evaluating the Company's ability to realize its deferred tax assets, management considers all available positive and negative evidence on a country-by-country basis, including past operating results and forecast of future taxable income. In determining future taxable income, management makes assumptions to forecast U.S. federal and state, U.K. and Malaysia operating income, the reversal of temporary differences and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of the future taxable income in each tax jurisdiction, and are consistent with the forecasts used to manage the Company's business. It should be noted that the Company realized significant losses through 2005 on a consolidated basis. Since fiscal year 2006, the Company has consistently generated taxable income on a consolidated basis, providing a reasonable future period in which the Company can reasonably expect to generate taxable income. In management's analysis to determine the amount of the deferred tax asset to recognize, management projected future taxable income for the subsequent five years for each tax jurisdiction.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Income before income taxes for the years ended September 30, 2011, 2010 and 2009, was taxed by the following jurisdictions.

	2011	2010	2009
Domestic	$ 1,638,572	$ 2,676,258	$ 2,476,671
Foreign	1,593,403	1,547,874	2,573,440
Total	$ 3,231,975	$ 4,224,132	$ 5,050,111

A reconciliation of income tax benefit and the amount computed by applying the statutory federal income tax rate to income before income taxes for the years ended September 30, 2011, 2010 and 2009 is as follows:

Years Ended September 30	2011	2010	2009
Income tax expense at statutory rates	$ 1,099,000	$ 1,436,000	$ 1,717,000
State income tax, net of federal benefits	192,000	223,000	267,000
Effect of AMT expense	28,178	6,000	112,284
Non-deductible expenses	(12,000)	305,000	33,000
Effect of foreign income tax	(221,501)	(206,773)	–
Utilization of NOL carryforwards	(973,753)	(1,087,173)	(1,331,552)
Decrease in valuation allowance	(2,279,000)	(3,189,000)	(2,283,000)
Income tax benefit	**$ (2,167,076)**	**$ (2,512,946)**	**$ (1,485,268)**

As of September 30, 2011, the Company had federal and state net operating loss carryforwards of approximately $29,741,000 and $15,012,000, respectively, for income tax purposes expiring in years 2012 to 2027. The Company's U.K. subsidiary, The Female Health Company–UK, plc has U.K. net operating loss carryforwards of approximately $68,476,000 as of September 30, 2011, which can be carried forward indefinitely to be used to offset future U.K. taxable income. The Company's Malaysian subsidiary, The Female Health Company (M) SDN.BHD, has no net operating loss carryforwards as of September 30, 2011.

Notes to Consolidated Financial Statements

The Female Health Company (M) SDN.BHD, has been granted Pioneer Status in Malaysia. The Pioneer Status is a tax incentive program that permanently exempts a portion of an entity's income from tax. In fiscal year 2011, the Pioneer Status exempted approximately $536,000 of the entity's income from tax, resulting in a tax savings of nearly $134,000. The Pioneer Status, which the Company elected in FY2011, is valid through fiscal year 2012.

The federal and state income tax provision (benefit) for the years ended September 30, 2011, 2010 and 2009 is summarized below:

Years Ended September 30	**2011**	**2010**	**2009**
Deferred – U.S.	$ (3,442,000)	$ (1,210,000)	$ (508,000)
Deferred – U.K.	942,000	(1,480,851)	(1,089,552)
Deferred – Malaysia	35,950	152,227	–
Current – U.S.	226,178	25,678	112,284
Current – Malaysia	70,796	–	–
Income Tax Benefit	**$ (2,167,076)**	**$ (2,512,946)**	**$ (1,485,268)**

Significant components of the Company 's deferred tax assets and liabilities are as follows at September 30, 2011 and 2010:

Deferred tax assets:	**2011**	**2010**
Federal net operating loss carryforwards	$ 10,112,000	$ 11,734,000
State net operating loss carryforwards	1,426,000	2,225,000
AMT credit carryforward	111,000	109,000
Foreign net operating loss carryforwards – U.K.	18,489,000	18,654,000
Foreign capital allowance – U.K.	247,000	296,000
Foreign net operating loss carryforwards – Malaysia	–	31,000
Other, net	60,000	(377,000)
Gross deferred tax assets	30,445,000	32,672,000
Valuation allowance for deferred tax asset	(22,045,000)	(26,741,000)
Net deferred tax assets	8,400,000	5,931,000
Deferred tax liabilities:		
Foreign capital allowance – Malaysia	(188,177)	(183,227)
Net deferred tax asset	**$ 8,211,823**	**$ 5,747,773**

The deferred tax amounts have been classified in the accompanying consolidated balance sheets as follows:

Years Ended September 30	**2011**	**2010**
Current assets – U.S.	$ 662,000	$ 997,000
Current assets – U.K.	138,000	903,000
Long-term assets – U.S.	5,938,000	2,161,000
Long-term assets – U.K	1,662,000	1,839,000
Long-term liability – Malaysia	(188,177)	(152,227)
	$ 8,211,823	**$ 5,747,773**

The change in the valuation allowance for deferred tax assets for the years ended September 30 is as follows:

Year	*Balance at October 1*	*Charged to Costs and Expenses*	*Deductions/Other*	*Balance at September 30*
2009	$ 39,367,000	$ (1,500,000)	$ (5,527,000)	$ 32,340,000
2010	$ 32,340,000	$ (2,800,000)	$ (2,799,000)	$ 26,741,000
2011	$ 26,741,000	$ (2,500,000)	$ (2,196,000)	$ 22,045,000

The valuation allowance decreased by $4,696,000, $5,599,000 and by $7,027,000 for the years ended September 30, 2011, 2010 and 2009, respectively. Under the Internal Revenue Code, certain ownership changes, including the prior issuance of preferred stock, the public offering of common stock and the exercise of common stock warrants and options may subject the Company to annual limitations on the utilization of its net operating loss carryforward. Under the Inland Revenue statutes, certain triggering events may subject the Company to limitations on the utilization of its net operating loss carryforward in the United Kingdom. As of September 30, 2011, management does not believe any limitations have occurred.

ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 developed a two-step process to evaluate a tax position and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files tax returns in all appropriate jurisdictions, including foreign, U.S. Federal and Illinois and Virginia State tax returns:

- For the U.S., a tax return may be audited any time within three years from filing date. The U.S. open tax years are for fiscal years 2009 and 2010, which expire in 2013 and 2014, respectively.
- For Malaysia, a tax return may be audited any time within six years from filing date. The Malaysia open tax years are for 2007 through 2010, which expire in 2015-2017.
- For the U.K., a tax return may be audited within one year from the later of: the filing date or the filing deadline (one year after the end of the accounting period). The U.K. open tax year is for 2010, which expires in 2012.

The fiscal year 2011 tax return has not been filed as of the date of this filing. As of September 30, 2011 and 2010, the Company has no recorded liability for unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions as income tax expense as incurred. No expense for interest and penalties was recognized for the years ended September 30, 2011, 2010 and 2009.

Note 7. Share-based Payments

In March 2008, the Company's shareholders approved the 2008 Stock Incentive Plan which will be utilized to provide equity opportunities and performance-based incentives to attract, retain and motivate those persons who make (or are expected to make) important contributions to the Company. A total of 2,000,000 shares are available for issuance under the plan. As of September 30, 2011, a total of 693,682 shares have been granted under the plan; 150,000 shares were in the form of stock options, and all others were in the form of restricted stock or other share grants.

Stock Option Plans

Under the Company's previous share-based long-term incentive compensation plan, the 1997 Stock Option Plan, the Company granted non-qualified stock options to employees. There are no shares available for grant under the plan which expired on December 31, 2006. Options issued under that plan expire in 10 years and generally vested 1/36 per month, with full vesting after three years.

Compensation expense is recognized only for share-based payments expected to vest. The Company estimates forfeitures at the date of grant based on historical experience and future expectations. Stock compensation expense related to options for the years ended September 30, 2011, 2010 and 2009 was approximately $90,000, $92,000 and $78,000, respectively.

In May 2009, the Company granted 150,000 stock options to its independent board members under the 2008 Stock Incentive Plan. The options vest evenly over 36 months, at a rate of 1/36 of the grant per month. The options have a 10-year life. The estimated forfeiture rate was 1.44 percent based on the Company's prior forfeiture history. The Company did not grant any options in the years ended September 30, 2011 and 2010.

The table below outlines the weighted average assumptions for options granted during the year ended September 30, 2009.

Year Ended September 30, 2009	
Weighted Average Assumptions	
Expected volatility	42.19%
Expected dividend yield	0%
Risk-free interest rate	3.06%
Expected term (in years)	6.5
Fair value of options granted	$ 1.83

During the year ended September 30, 2009, the Company used historical volatility of its common stock over a period equal to the expected life of the options to estimate their fair value. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts on the common stock. The risk-free interest rate is based on the implied yield available on U.S. treasury zero-coupon issues with an equivalent remaining term.

The expected term of the options represents the estimated period of time until exercise and is based on the simplified method. To value option grants for actual stock-based compensation, the Company used the Black-Scholes option valuation model. When the measurement date is certain, the fair value of each option grant is estimated on the date of grant and is based on the assumptions used for the expected stock price volatility, expected term, risk-free interest rates and future dividend payments.

Option Activity

The following table summarizes the stock options outstanding and exercisable at September 30, 2011:

		Weighted Average		
	Number of Shares	*Exercise Price Per Share*	*Remaining Contractual Term (years)*	*Aggregate Intrinsic Value*
Outstanding at September 30, 2008	**2,439,980**	**1.41**		
Granted	150,000	3.92		
Exercised	(320,980)	1.40		
Forfeited	–	–		
Outstanding at September 30, 2009	**2,269,000**	**$ 1.58**		
Granted	–	–		
Exercised	(435,000)	1.43		
Forfeited	–	–		
Outstanding at September 30, 2010	**1,834,000**	**$ 1.61**		
Granted	–			
Exercised	–			
Forfeited	–			
Outstanding at September 30, 2011	**1,834,000**	**$ 1.61**	**2.37**	**$ 4,529,000**
Exercisable on September 30, 2011	**1,800,667**	**$ 1.57**	**2.27**	**$ 4,524,000**

No stock options were exercised during fiscal year 2011. During the year ended September 30, 2010, a number of stock option holders exercised 325,000 stock options, using the cashless exercise option available under the plan which entitled them to 186,220 shares of common stock. Proceeds received during the years ended September 30, 2010 and 2009 were $157,900 and $449,372, respectively, from the exercise of 110,000 and 320,980 stock options, respectively.

The aggregate intrinsic value in the table above is before income taxes, based on the Company's closing stock price of $4.08 on the last day of business for the period ended September 30, 2011. The total intrinsic value of options exercised during the years ended September 30, 2010 and 2009 was approximately $1,792,000 and $1,599,000, respectively.

Total unrecognized compensation cost for stock options as of September 30, 2011, was approximately $60,000. This compensation cost will be recognized over a weighted average period of eight months. The deferred tax asset and realized tax benefit from stock options exercised and other share-based payments for the years ended September 30, 2011, 2010 and 2009 was not recognized, based on the Company's election of the "with and without" approach.

Restricted Stock

The Company issues restricted stock to employees and consultants. Such issuances may have vesting periods that range from one to three years or the issuances may be contingent on continued employment for periods that range from one to three years. In addition, the Company has issued stock awards to certain employees that contain vesting provisions or provide for future issuance contingent on continued employment.

A summary of the non-vested stock activity for fiscal year 2011, 2010 and 2009 is summarized in the table below:

Nonvested awards summary:	*Shares*	*Weighted Average Grant-Date Fair Value*
Total Outstanding at September 30, 2008	**2,555**	**$ 2.65**
Stock Granted	223,182	3.14
Vested	(100,913)	2.93
Cancelled	(5,235)	2.45
Total Outstanding September 30, 2009	**119,589**	**$ 3.16**
Stock Granted	35,250	4.71
Vested	(105,250)	3.61
Forfeited	(5,000)	4.71
Total Outstanding September 30, 2010	**44,589**	**$ 3.16**
Stock Granted	293,750	5.71
Vested	(142,335)	4.97
Forfeited	(2,500)	5.07
Total Outstanding September 30, 2011	**193,504**	**$ 5.68**

The Company granted a total of 293,750 shares of restricted stock or shares issuable pursuant to promises to issue shares of common stock during the year ended September 30, 2011. The fair value of the awards granted was approximately $1,677,000. All such shares of restricted stock vest and all such shares must be issued pursuant to promises to issue common stock between September 2011 and December 2013, provided the grantee has not voluntarily terminated service or been terminated for cause prior to the vesting or issuance date. The Company granted 35,250 shares of restricted stock during the year ended September 30, 2010. The fair value of the awards granted was approximately $166,000. All such shares of restricted stock vested in September 2010. The Company granted 223,182 shares of restricted stock during the year ended September 30, 2009. The fair value of the awards granted was approximately $702,000. All such shares of restricted stock vest between September 2009 and December 2011, provided the grantee has not voluntarily terminated service or been terminated for cause prior to the vesting date.

The Company recognized share-based compensation expense for restricted stock of approximately $706,000 and $379,000 for the years ended September 30, 2011 and 2010, respectively, $212,000 and $206,000 of which is included in accrued expenses at year end since the related shares have not yet been issued at September 30, 2011 and 2010, respectively. Share-based compensation expense for the year ended September 30, 2009 was $296,000 ($147,000 of which was included in accrued expenses at September 30, 2009). This expense is included in selling, general and administrative expenses for the respective periods. As of September 30, 2011, there was approximately $1,098,000, representing approximately 194,000 unvested shares, of total unrecognized compensation cost related to non-vested restricted stock compensation arrangements granted under the incentive plans. This unrecognized cost will be recognized over the weighted average period of the next 1.84 years.

Common Stock Purchase Warrants

The Company did not issue any common stock purchase warrants in fiscal year 2011, 2010 or 2009. There were no warrant exercises during fiscal year 2011. In fiscal year 2010, a warrant holder exercised 30,000 warrants using the cashless exercise option available within the warrant agreements which entitled the warrant holder to 23,085 shares of common stock. In fiscal 2010, warrant holders exercised 626,500 warrants which provided proceeds of $725,600. In fiscal year 2009, warrant holders exercised 400,000 warrants and the Company received $289,000 of proceeds from the exercise of these warrants. During fiscal year 2009, warrant holders also exercised 90,000 warrants using the cashless exercise option which entitled the warrant holders to 67,524 shares of common stock. There is no unrecognized compensation cost related to warrants as of September 30, 2011.

At September 30, 2011, 80,000 warrants issued in connection with investor relations were outstanding and exercisable. These warrants have an exercise price of $1.30, remaining life of 4.79 years and aggregate intrinsic value of $222,400. The aggregate intrinsic value is before taxes, based on the Company's closing price of $4.08 on the last day of business for the year ended September 30, 2011.

Note 8. Preferred Stock

Repurchases and Conversion of Class A Convertible Preferred Stock – Series 3

The Company issued 473,377 shares of Class A Convertible Preferred Stock – Series 3 (the "Series 3 Preferred Stock") to 11 investors during February 2004 and received $1,500,602 in proceeds. Each share of Series 3 Preferred Stock was convertible at any time into one share of the Company's common stock. Holders of shares of the Series 3 Preferred Stock were entitled to cumulative dividends in preference to any dividend on the Company's common stock at the rate of 10 percent of the original issuance price ($3.17 per share) per annum, payable quarterly at the Company's option in cash or shares of the Company's common stock. If dividends were paid in shares of common stock, the dividend rate was equal to 95 percent of the average of the closing sales prices of the common stock on the five trading days preceding the dividend reference date. The dividend reference date means January 1, April 1, July 1 and October 1 of each year. In the event of a liquidation or dissolution of the Company, the Series 3 Preferred Stock would have had priority over the Company's common stock and holders of any other series of preferred stock of the Company. The Company had the right to redeem any share of Series 3 Preferred Stock at any time that was after the second anniversary of the date of issuance of the share, provided that the redemption could not occur until the first day on or after the second anniversary of the date of issuance of such share in which the market value of the Company's common stock was at least 150 percent of the original issue price of $3.17 per share. The liquidation preference on the Series 3 Preferred Stock was $3.17 per share plus accrued and unpaid dividends.

In April 2008, the Company repurchased 150,000 shares of Series 3 Preferred Stock. The shares were repurchased at $3.17 per share for a total of approximately $475,000. In July 2008, the Company repurchased an additional 15,773 shares of Series 3 Preferred Stock for a total of approximately $50,000; the dividend of approximately $500 of this purchase was paid in October 2008. All of the shares were purchased at the same per share price at which they were sold to the shareholder, $3.17 per share. The repurchased preferred shares have been retired.

In February 2009, 31,546 shares of Series 3 Preferred Stock were converted to 31,546 shares of common stock. The shares have been retired.

On July 14, 2009, in accordance with the terms of the Series 3 Preferred Stock, the Company notified all of the holders of outstanding shares of Series 3 Preferred Stock that it was exercising its right to redeem all of the outstanding shares of Series 3 Preferred Stock on August 13, 2009. As of July 14, 2009, a total of 276,058 shares of Series 3 Preferred Stock were outstanding and subject to the redemption notice. The Company had the right to redeem the Series 3 Preferred Stock because as of the close of the market on July 10, 2009, the Company's Common Stock had a closing price on the NASDAQ Capital Market of at least 150 percent of the $3.17 Face Amount of the Series 3 Preferred Stock for five consecutive days. Holders of outstanding shares of Series 3 Preferred Stock had the right to elect to convert all or part of their Series 3 Preferred Stock into shares of the Company's common stock by providing written notice of conversion to the Company on or before the redemption date. As of August 13, 2009, all 276,058 outstanding shares of Series 3 Preferred Stock were converted to 276,058 shares of common stock. The shares have been retired. The final unpaid dividends of $10,548 were paid on August 20, 2009.

Note 9. Stock Repurchase Program

On January 17, 2007, the Company announced a Stock Repurchase Program under the terms of which up to a million shares of its common stock could be purchased during the subsequent 12 months. In late March 2008, the repurchase program was expanded up to a total of 2 million shares to be acquired through December 31, 2009. In February 2009, the Board further expanded the repurchase program to a maximum of 3 million shares to be acquired through December 31, 2010. On March 25, 2010, the Board extended the period of the Stock Repurchase Program through December 31, 2011. From the program's onset through September 30, 2011, the total number of shares repurchased by the Company is 1,914,829. The Stock Repurchase Program authorizes purchases in privately negotiated transactions as well as in the open market. In October 2008, the Company's board of directors authorized repurchases in private transactions under the Stock Repurchase Program of shares issued under the Company's equity compensation plans to directors, employees and other service providers at the market price on the effective date of the repurchase request. For the remainder of calendar 2008, the maximum repurchase was a total of 62,500 shares or 6,250 shares per individual. No shares were repurchased under the amendment in calendar year 2008.

Thereafter, total repurchases under this amendment are limited to an aggregate of 250,000 shares per calendar year and to a maximum of 25,000 shares annually per individual. Purchases under this amendment for fiscal year 2011, 2010 and 2009 were 5,750, 65,274 and 152,644 shares, respectively.

Issuer Purchases of Equity Securities:	*Details of Treasury Stock Purchases to Date through September 30, 2011*			
Period	*Total Number of Shares Purchased*	*Average Price Paid Per Share*	*Total Number of Shares Purchased As Part of Publicly Announced Program*	*Maximum Number of Shares that May Yet Be Purchased Under the Program*
January 1, 2007 – September 30, 2007	173,400	$2.12	173,400	826,600
October 1, 2007 – September 30, 2008	667,600	2.65	841,000	1,159,000
October 1, 2008 – September 30, 2009	1,002,805	3.82	1,843,805	1,156,195
October 1, 2009 – September 30, 2010	65,274	5.35	1,909,079	1,090,921
October 1, 2010 – September 30, 2011	5,750	5.75	1,914,829	1,085,171
Total	**1,914,829**	**$3.33**	**1,914,829**	**1,085,171**

Note 10. Employee Benefit Plan

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $14,000 annual compensation to the plan. The Company has elected to match 100 percent of employee contributions to the plan up to a maximum of 3 percent of employee compensation for the years ended September 30, 2011, 2010 and 2009. Annual Company contributions were approximately $21,000, $30,000 and $32,000 for the years ended September 30, 2011, 2010 and 2009, respectively.

Note 11. Industry Segments and Financial Information about Foreign and Domestic Operations

The Company currently operates in one industry segment which includes the development, manufacture and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows (in thousands).

	Product Sales to External Customers			*Long-Lived Assets*	
Years Ended September 30	**2011**	**2010**	**2009**	**2011**	**2010**
United States	$ 2,112 [1]	$ 1,594	$ 2,491	$ 132	$ 274
South Africa	1,378	2,549 [1]	2,436	–	–
Uganda	1,305	*	*	–	–
Zimbabwe	966	1,667	8,909 [1]	–	–
Brazil	955	*	*	–	–
Malawi	*	2,543 [1]	*	–	–
DR of Congo	*	1,519	*	–	–
India	*	*	*	88	110
United Kingdom	*	*	*	193	224
Malaysia	*	*	*	1,683	1,969
Other	11,800	12,316	13,547	–	–
Total	$ 18,516	$ 22,188	$ 27,383	$ 2,096	$ 2,577

* Less than 5 percent of total net sales.
(1) Comprised of a single customer considered to be a major customer (exceeds 10 percent of net sales).

Note 12. Contingent Liabilities

The testing, manufacturing and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5 million for FHC's consumer health care product.

Note 13. FC1-FC2 Transition—Restructuring Costs

On August 5, 2009, the Company announced to its U.K. employees that the Company would evaluate the future of its U.K. facility following the decision of two of its largest customers to switch their purchases from the first generation product, FC1, manufactured in the U.K. facility, to the second generation product, FC2, which is manufactured in Malaysia. As is required by British labor law, the Company went through an evaluation process, working in tandem with employee representatives, in which various manufacturing alternatives were considered.

In September 2009, the process concluded when management and the labor representatives were unable to identify a viable alternative. In late September, production employees were notified of the redundancy (plan to terminate their employment) and of the one-time termination payments due them. Manufacturing ceased in mid-October 2009.

In fiscal 2009, the Company incurred a one-time charge of $1,496,624 for restructuring costs related to the cessation of FC1 manufacturing at its U.K. facility. This was comprised of $1,116,911 of termination costs, $181,340 of facility exit costs, $104,247 of consulting costs and $94,126 of inventory write-downs. These other related costs fall under the scope of other associated costs of an exit activity, as suggested by the Interpretive Response in Staff Accounting Bulletin Topic 5(P)(4), including footnote 17. These costs were recognized in the period in which the related cost was incurred in accordance with ASC Topic 420-10-25-15, Exit or Disposal Cost Obligations. Normal manufacturing and distribution costs, including materials, labor and overhead, related to the production and selling of product through the cessation date were not a component of the one-time termination payments and were accounted for when incurred rather than included in the restructuring accrual as of September 30, 2009.

On December 10, 1996, the Company entered into what was in essence a sale and leaseback agreement with respect to its 40,000-square-foot manufacturing facility located in London, England. The Company received $3,365,000 (£1,950,000) for leasing the facility to a third party for a nominal annual rental charge and for providing the third party with an option to purchase the facility for one British pound during the period December 2006 to December 2027.

As part of the same transaction, the Company entered into an agreement to lease the facility back from the third party for base rents of $460,399 (£296,725) per year payable quarterly until 2016. The lease was renewable through December 2027. The Company was also required to make an initial security deposit of $483,168 (£268,125) which was refunded in fiscal year 2010. The facility had a net book value of $1,398,819 (£810,845) on the date of the sale and leaseback transaction. At September 30, 2009, the unamortized deferred gain of $657,605 (£413,017) was classified as short-term, due to the lease surrender that occurred early in fiscal year 2010.

In November 2009, following the cessation of FC1 manufacturing in the U.K. facility (Note 5), the Company entered into an agreement with a new owner of the London manufacturing facility to surrender its existing property lease, which would have expired in December 2016, in exchange for a lease surrender fee of $1,490,716 and a new short-term lease. Per the terms of the agreement, the Company was responsible for removing certain leasehold improvements from the property (dilapidations) prior to termination of the lease. Upon execution of the new agreements, the Company deposited the new annual rent of approximately $484,000, as required by the lease terms.

From a cash flow perspective, replacing the previous lease at that time eliminated future payments of approximately $4.3 million (for rent and related expenses) over the remaining term of the previous lease, producing a positive net impact of $2.8 million (after deducting the lease surrender payments).

On April 27, 2010, the Company signed two related agreements, with the former and new landlords of the U.K. facility, which terminated the November 2009 U.K. lease and granted the Company rent-free occupation of the premises from April 28, 2010, through June 30, 2010. Per the terms of these agreements, the Company agreed to a lease exit fee of $216,000 and a $248,000 payment in lieu of dilapidations. Those obligations were fulfilled by a cash payment of $234,000 and surrender of remaining rent prepayment of $230,000, which had been held in trust since November 2009.

The Company evaluated, measured and recognized the restructuring costs under the guidance of ASC Topic 420, Exit or Disposal Cost Obligations, and recognized such costs in the period incurred. The costs associated with this restructuring fall under the scope of associated costs of an exit activity, as suggested by the Interpretive Response in Staff Accounting Bulletin Topic 5(P)(4), including footnote 17. The components of the restructuring expenses recognized for the years ended September 30, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Redundancy costs	$ –	$ –	$ 1,116,911
Lease surrender payments and related costs	–	1,734,496	–
Excess capacity costs	–	302,683	–
Proportionate recognition of deferred gain on original sale/leaseback of plant	–	(657,605)	–
Dilapidations and related costs	–	550,348	379,713
Total	**$ –**	**$ 1,929,922**	**$ 1,496,624**

Restructuring accrual balance at September 30, 2009		**$ 1,116,911**
Restructuring costs incurred during the year ended September 30, 2010		1,929,922
Less:		
Termination payments	$ 1,325,309	
Lease surrender payments	1,734,496	
Lease exit payments	644,633	
Reversal of deferred gain	(657,605)	
		(3,046,833)
Restructuring accrual balance at September 30, 2010		**$ –**

While FC1 production has ceased, the Company continues to conduct significant operating activities in the United Kingdom. Such activities include global sales and marketing of the FC2 Female Condom, management and direction of Global Manufacturing Operations (including production planning, inventory management, quality assurance and quality control, finished goods release, compliance with good manufacturing practices), relationships with regulatory agencies worldwide, oversight of the Global Technical Support Team and new product development.

Note 14. Dividends

Beginning February 16, 2010, quarterly dividends have been paid at the rate of $0.05 per share for a cumulative total of $9.7 million through September 30, 2011. On October 6, 2011, the Company's Board of Directors declared a quarterly cash dividend of $0.05 per share. The Company paid, from its cash on hand, approximately $1.4 million pursuant to the dividend on November 9, 2011, to stockholders of record as of November 2, 2011.

Any future quarterly dividends and the record date for such dividends will be approved each quarter by the Company's Board of Directors and announced by the Company. Payment of any future dividends is at the discretion of the Board of Directors and the Company may not have sufficient cash flows to pay dividends.

Note 15. Quarterly Financial Data (Unaudited)

2011	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Year Ended*
Net revenues	$ 3,651,368	$ 4,287,245	$ 3,517,439	$ 7,109,050	$ 18,565,102
Gross profit	2,016,918	1,807,234	1,813,685	4,227,353	9,865,190
Operating expenses	1,582,931	1,705,949	1,363,184	1,917,784	6,569,848
Net income	386,668	80,998	416,667	4,514,718	5,399,051
Net income attributable to common shareholders	386,668	80,998	416,667	4,514,718	5,399,051
Net income per common share – basic	0.01	0.00	0.02	0.17	0.20
Net income per common share – diluted	0.01	0.00	0.01	0.16	0.19

2010	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Year Ended*
Net revenues	$ 5,488,674	$ 7,179,147	$ 1,754,211	$ 7,799,923	$ 22,221,955
Gross profit	3,202,861	4,180,023	939,447	4,602,488	12,924,819
Operating expenses	3,826,993	2,289,315	918,397	1,540,954	8,575,659
Net income (loss)	(698,351)	1,844,531	75,159	5,515,739	6,737,078
Net income (loss) attributable to common shareholders	(698,351)	1,844,531	75,159	5,515,739	6,737,078
Net income (loss) per common share – basic	(0.03)	0.07	0.00	0.20	0.25
Net income (loss) per common share – diluted	(0.03)	0.06	0.00	0.19	0.24

Note 16. Recent Accounting Pronouncements

Accounting Standards Update 2010-13, *Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, a consensus of the FASB Emerging Issues Task Force*, clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.

Dividend and Stock Price Information

Shares of our common stock trade on the NASDAQ Capital Market under the symbol "FHCO." The approximate number of record holders of our common stock at December 1, 2011 was 327. In January 2010, the Board of Directors adopted a quarterly cash dividend policy and declared the first cash dividend in the Company's history, which was paid in February 2010. Subsequently, the Board has declared seven quarterly dividends, the most recent of which was paid in November 2011. All dividends have been paid from the Company's cash on hand. Any future quarterly dividends and the record date for any such dividend will be considered each quarter by the Company's Board of Directors and announced by the Company. Payment of future dividends is in the discretion of the Board of Directors and the Company may not have sufficient cash flows to continue to pay dividends. Under the Company's credit facility with Heartland Bank, dividends and share repurchases are permitted as long as after giving effect to the dividend or share repurchase the Company has a ratio of total liabilities to total stockholders' equity of at least 1:1. Information regarding the high and low reported closing prices for our common stock and dividends paid on our common stock for the quarters indicated is set forth in the table below.

	Quarters			
	First	*Second*	*Third*	*Fourth*
2011 Fiscal Year				
Price per common share – High	$6.24	$5.63	$5.13	$4.92
Price per common share – Low	$4.63	$4.18	$4.33	$3.95
Dividends paid	$0.05	$0.05	$0.05	$0.0
2010 Fiscal Year				
Price per common share – High	$5.59	$7.38	$7.04	$5.57
Price per common share – Low	$4.52	$4.55	$5.19	$4.42
Dividends paid	–	$0.05	$0.05	$0.05

Performance Graph

The following graph compares the cumulative total returns of the Company's Common Stock, the NASDAQ Composite Index and the NASDAQ Health Care Index for the 5-year period ended September 30, 2011. The graph and table assume that $100 was invested on September 30, 2006, and that all dividends, if any, were reinvested.

The NASDAQ Composite Index was chosen because it is a broad index of companies whose equity securities are traded on the NASDAQ Stock Market. The NASDAQ Health Care Index was chosen because it includes companies with a wide variety of health care applications. Shareholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance.

Comparison of 5 Year Cumulative Total Return*

Among The Female Health Company, the NASDAQ Composite Index, and the NASDAQ Health Care Index


400
350
300
250
200
150
100
50
9/06
9/07
9/08
9/09
9/10
9/11
The Female Health Company
NASDAQ Composite Index
NASDAQ Health Care Index

*$100 invested on 9/30/06 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

	9/06	*9/07*	*9/08*	*9/09*	*9/10*	*9/11*
The Female Health Company	100.00	176.69	228.95	379.70	397.59	327.69
NASDAQ Composite Index	100.00	121.63	91.91	95.61	107.92	110.34
NASDAQ Health Care Index	100.00	115.47	107.02	107.69	112.06	112.56

Profile

The Female Health Company (FHC) manufactures, markets and sells the FC2 Female Condom. FC2 is the only currently available product under a woman's control and approved by the U.S. Food and Drug Administration (FDA) and cleared by the World Health Organization (WHO) for purchase by United Nations (UN) agencies that provides dual protection against unintended pregnancy and sexually transmitted infections (STIs), including HIV/AIDS.

The Company, in its present form, was established in February 1996 with the acquisition of Chartex Resources Ltd., which owned exclusive worldwide rights to the FC1 Female Condom. The FDA approved FC1, the Company's first-generation product, as a Class III medical device in 1993. In October 2009, after customers' transition to its second generation product, FC2, production of FC1 ceased. Although no longer in production, the Company retains its ownership of certain worldwide rights to FC1, as well as various patents, regulatory approvals and other related intellectual property.

The Company owns certain worldwide rights to the *FC2 Female Condom®*, including patents that have been issued in the United States, the European Union, Canada, Australia, South Africa, Japan, The People's Republic of China, Spain, Mexico, Greece, Turkey and the African Regional Intellectual Property Organization (ARIPO), which includes Botswana, The Gambia, Ghana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Sierra Leone, Somalia, Sudan, Swaziland, Uganda, United Republic of Tanzania, Zambia and Zimbabwe. FC2 patent applications are pending in various countries. The patents cover the key aspects of FC2, including its overall design and manufacturing process.

The Company has registered the trademark "FC2 Female Condom" in the United States. The Company has also secured, or applied for, 12 trademarks in 22 countries to protect the various names and symbols used in marketing the product around the world. These include Reality®, Femidom®, Femy® and others.

Product

The FC2 Female Condom, which offers women dual protection against STIs (including HIV/AIDS) and unintended pregnancy, does not compete with the male condom, but is an alternative to either unprotected sex or male condom usage.

FC2 consists of a soft, loose-fitting sheath and two rings: an external ring of rolled nitrile and a loose internal ring, made of flexible polyurethane. FC2's soft sheath lines the vagina, preventing skin-to-skin contact during intercourse. Its external ring remains outside the vagina, partially covering the external genitalia. The internal ring is used for insertion and helps keep the device in place during use.

FC2 was approved by the FDA as a Class III medical device in March 2009. In 2006, after a stringent scientific review, WHO cleared FC2 for purchase by UN agencies. As of September 30, 2011, more than 109 million FC2 Female Condoms have been distributed in 121 countries and are marketed directly to consumers in 14 countries. FC2 has been available in the United States since August 2009.

Corporate Information

Officers

O.B. Parrish
Chief Executive Officer

Donna Felch
Chief Financial Officer

Michael Pope
Vice President, U.K. and Malaysian Operations

William R. Gargiulo, Jr.
Secretary

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor

Janet Lee
Controller

Board of Directors

O.B. Parrish
Chairman of the Board
Chief Executive Officer
The Female Health Company
Chicago, Illinois

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor
The Female Health Company
Chicago, Illinois

William R. Gargiulo, Jr.
Vice President (retired)
and Secretary
The Female Health Company
Chicago, Illinois

David R. Bethune
Former Executive Chairman
Zila, Inc.
Phoenix, Arizona

Stephen M. Dearholt
Partner
Insurance Processing Center
Milwaukee, Wisconsin

Mary Margaret Frank, Ph.D.
Associate Professor
University of Virginia
Darden Graduate School of Business
Charlottesville, Virginia

Michael R. Walton
President/Owner
Sheboygan County Broadcasting Co.
Milwaukee, Wisconsin

Richard E. Wenninger
Former Chairman
Wenninger Company Inc.
Milwaukee, Wisconsin

Additional Information

Corporate Headquarters
515 North State Street
Suite 2225
Chicago, Illinois 60654
312.595.9123

U.K. Global Operations
3 Mansfield Road
Western Avenue Business Park
London W3 0BZ
England
011-44-208-965-2813

Manufacturing Locations
Cheras Jaya, Balakong
Selangor D.E., Malaysia

Hindustan Lifecare Limited
Plot 16-A/1, CSEZ
Kochi, 682037, India

Web Addresses
www.femalehealth.com
www.femalecondom.org
www.fc2.us.com

E-mail Addresses
info@femalecondom.org
fhcinvestor@femalehealthcompany.com

Transfer Agent and Registrar
Computershare Investor Services
Chicago, Illinois

Independent Auditors
McGladrey & Pullen, LLP
Chicago, Illinois

Legal Counsel
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

Stock Exchange Listing
NASDAQ Capital Markets, under the trading symbol "FHCO"

Inquiries
Shareholders, prospective investors, stockbrokers, financial analysts and other parties seeking additional information about The Female Health Company (including Securities and Exchange Commission Form 10-K and Form 10-Q Reports) should contact Investor Relations at 312.595.9123, ext. 238.

Send an e-mail request to:
fhcinvestor@femalehealthcompany.com

Or write to:
Investor Relations
Donna Felch
The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60654

The Female Health Company
515 North State Street
Chicago, Illinois 60654
www.femalehealth.com